Filed pursuant to Rule 424(b)(5)
(Reg. No. 333-138010-01)

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 25, 2007

6,300,000 LLC Interests

Macquarie Infrastructure Company LLC

We are a Delaware limited liability company taxed as a corporation for U.S. federal income tax purposes. We are selling 5,701,000 of our limited liability company interests, or LLC interests. Macquarie Infrastructure Management (USA) Inc., our Manager and the selling shareholder in this offering, is selling 599,000 of our LLC interests. We will receive no proceeds from the sale of LLC interests by the selling shareholder.

The LLC interests trade on the New York Stock Exchange under the symbol “MIC.” On June 25, 2007, we dissolved our former parent, Macquarie Infrastructure Company Trust, or the trust, and completed a mandatory exchange of shares of trust stock, each representing one beneficial interest in the trust, for LLC interests. Prior to this time, the shares of trust stock traded on the New York Stock Exchange under the symbol “MIC.” On June 28, 2007, the closing price of the LLC interests on the New York Stock Exchange was $40.99.

The underwriters may also purchase up to an additional 945,000 LLC interests from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Investing in the LLC interests involves risks. See “Risk Factors” on page 4 of the accompanying prospectus, and our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus supplement.

		Underwriting		Proceeds to
	Price to	Discounts and		Selling
	Public	Commissions	Proceeds to Us	Shareholder

Per Share	$40.99	$1.7421	$39.2479	$39.2479
Total	$258,237,000	$10,975,230	$223,752,278	$23,509,492

Delivery of the LLC interests will be made on or about July 5, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunners

Citi	Credit Suisse	Merrill Lynch & Co.

Macquarie Securities (USA) Inc.

Co-Managers

A.G. Edwards	Jefferies & Company	Stifel Nicolaus

The date of this prospectus supplement is June 28, 2007.

Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require the following statements: Investments in Macquarie Infrastructure Company LLC are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company LLC or the repayment of capital from Macquarie Infrastructure Company LLC.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We, the selling shareholder, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We, the selling shareholder, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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In this prospectus supplement and the accompanying prospectus, we rely on and refer to information and statistics regarding market data and the industries of our businesses and investments obtained from internal surveys, market research, independent industry publications and other publicly available information. The information and statistics are based on industry surveys and our Manager’s and its affiliates’ experience in the industry.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which discusses the terms of this offering of our LLC interests. The second part is the accompanying prospectus, dated June 25, 2007, that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the SEC’s shelf registration rules. In this prospectus supplement, we provide you with specific information about the terms of this offering of the LLC interests. Both this prospectus supplement and the accompanying prospectus include important information about us, the selling shareholder, the LLC interests and other information you should know before investing in the LLC interests. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference herein or therein, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. See “Incorporation of Certain Documents by Reference.”

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SUMMARY

This summary highlights information incorporated by reference or contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus, respectively, and our consolidated financial statements and the related notes thereto incorporated by reference herein before making a decision to invest in our LLC interests.

Except as otherwise specified, “Macquarie Infrastructure Company,” “we,” “us,” and “our” refer to Macquarie Infrastructure Company LLC, a Delaware limited liability company that we refer to as the company, and its subsidiaries together. With respect to periods prior to effective date of the dissolution of Macquarie Infrastructure Company Trust, a Delaware statutory trust that we refer to as the trust, described elsewhere in the accompanying prospectus and this prospectus supplement, such terms also refer to the trust. References to our “shareholders” herein means holders of beneficial interests in the trust prior to its dissolution and thereafter means the holders of LLC interests. The holders of LLC interests are also the members of our company. Macquarie Infrastructure Management (USA) Inc., the company that we refer to as our Manager, is part of the Macquarie Group of companies and is the selling shareholder in this offering. References to the Macquarie Group include Macquarie Bank Limited, or its ultimate parent company, and their respective subsidiaries and affiliates worldwide.

Overview

We own, operate and hold investments in a diversified group of infrastructure businesses in the United States. We believe our infrastructure businesses, which provide basic everyday services, have a sustainable and stable cash flow profile and offer the potential for capital growth. Traditionally, infrastructure businesses have been owned by governments or private investors or have formed part of vertically integrated companies. By owning our LLC interests, investors have an opportunity to participate in the ownership of these businesses.

Our existing businesses consist of:

•	an airport services business that operates 43 fixed base operations in the United States;

•	a gas production and distribution business in Hawaii;

•	a 50% ownership interest in a bulk liquid storage terminal business operating eight marine terminals in the United States and two in Canada;

•	a district energy business, with operations in Chicago and Las Vegas; and

•	an off-airport parking business at 30 locations serving 20 commercial airport markets in the United States.

Our proposed acquisitions, discussed in more detail under “— Recent Developments” below, consist of:

•	a network of 24 fixed base operations collectively known as Mercury Air Centers; and

•	two fixed base operations at Mineta San Jose International Airport, collectively known as the San Jose Jet Center.

Our Infrastructure Businesses

Private investment in infrastructure is a relatively new trend in the United States, although well established in other financial markets. Infrastructure businesses are generally characterized by the essential nature of the services they provide. Our businesses, such as our district energy and airport parking businesses, provide basic, everyday services to our customers. In addition, our airport services business and our bulk liquid storage terminal business have long-lived, high-value physical assets with low ongoing maintenance capital expenditure requirements (in the case of our airport services business), are scalable, and offer significant barriers to entry for new participants. We invest in infrastructure businesses that we believe provide sustainable cash flows and the opportunity for future growth. We focus on the ownership and operation of infrastructure businesses with long-lived physical assets in the following categories:

•	“user pays,” such as our airport services, airport parking and bulk liquid storage terminal businesses, the revenues of which are derived from per-use or rental charges;

•	“contracted,” such as our district energy business, a majority of the revenues of which are derived from long-term contracts with governments or other businesses; and

•	“regulated,” such as the utility operations of our gas production and distribution business.

The physical assets of our infrastructure businesses tend to be long-lived, require minimal or recoverable maintenance capital expenditure and are generally not subject to major technological change or rapid physical deterioration. This typically means that significant cash flow is available from our infrastructure businesses to service debt, make distributions to shareholders and to renew and expand the businesses. Together with the potential capital appreciation realized through the active management of these businesses, investment in infrastructure offers the potential for both income and growth.

Our infrastructure businesses provide sustainable and growing long-term cash flows due to consistent customer demand and the businesses’ strong competitive positions, which result from high barriers to entry and our active management of our businesses. We believe the ongoing cash flows of our infrastructure businesses are protected by the nature of our businesses, including:

•	ownership of long-lived, high-value physical assets that generally generate predictable revenue streams;

•	consistent, relatively inelastic demand for their services, which provides stable cash flows, particularly at our airport services, district energy and bulk liquid storage terminal businesses;

•	strong competitive positions, largely due to high barriers to entry, including:

•	high initial development and construction costs, such as the cost of cooling equipment and distribution pipes for our district energy business and the regulated distribution assets for our gas production and distribution business;

•	difficulty in obtaining suitable land, such as the waterfront land owned by our bulk liquid storage terminal business or the land near the commercial airports at which our airport parking business operates;

•	long-term, exclusive concessions or leases and customer contracts, such as those held by our airport services and district energy businesses;

•	the strong positions that our bulk liquid storage terminal and gas production and distribution businesses have in their respective markets; and

•	lack of cost-effective alternatives to customers in the foreseeable future, such as our district energy business.

•	the ability to pass increased operating costs through to customers in customer contracts by exercising “pricing power” resulting from their strong market positions; and

•	many of our businesses are scalable, such that relatively small amounts of growth related capital expenditure can result in significant increases in EBITDA.

We actively manage our businesses by seeking to grow revenues through improved marketing designed to attract customers to use the services provided by our businesses while controlling expenses. In addition, we seek to optimize the capital structures of our businesses to maximize the cash available for distribution to holders of our LLC interests. As a result, we believe we can grow our businesses at rates above the fundamental drivers associated with these businesses. For example, the fundamental driver of revenue growth for our airport parking business is the level of commercial airline passenger enplanements. The Federal Aviation Administration projects increases in the commercial passenger enplanements of approximately 3.5% per year. We believe that our ability to effectively market our services and manage yield will enable us to grow revenue in this business at rates above those forecasted by the Federal Aviation Administration.

The revenues generated by our infrastructure businesses can generally be expected to keep pace with inflation due to the pricing power often enjoyed by user pays businesses, the price increases built into the agreements with customers of contracted businesses, and the inflation and cost pass-through adjustments typically provided by the regulatory process to regulated businesses. In addition, we employ interest rate swaps in connection with our businesses’ floating rate debt to protect our earnings from the higher costs that may result from interest rate increases.

Recent Developments

Dissolution of Macquarie Infrastructure Company Trust and Mandatory Exchange of Trust Stock for LLC Interests

On June 25, 2007, we dissolved the trust and completed a mandatory share exchange in which we exchanged all of the shares of beneficial interest in the trust held by each of our shareholders for an equal number of LLC interests in the company. As a result, each shareholder of the trust at the time of the exchange became a shareholder of, and with the same percentage interest in, the company. The LLC interests were listed on the NYSE under the symbol “MIC” at the time of the exchange. The company also elected to be treated as a corporation for U.S. federal tax purposes. As a result of this election, all investor tax reporting with respect to LLC interests purchased in this offering will be based on the status of the company as a corporation for U.S. federal tax purposes and such reporting will be provided on a Form 1099.

Based on discussions with the Internal Revenue Service, or the IRS, the company has requested permission to make the election to be treated as a corporation retroactive to January 1, 2007. Although the IRS has the authority to grant such permission, there can be no assurance that such permission will be granted. If such permission were not granted, the election would remain effective as of the date of our election.

For additional information on the dissolution of the trust and concurrent mandatory share exchange, please refer to our Current Reports on Form 8-K, filed with the SEC on May 23, 2007 and June 22, 2007 which are incorporated by reference into this prospectus supplement.

Our Proposed FBO Acquisitions

On April 16, 2007, we entered into an agreement providing for our acquisition of Mercury Air Centers, Inc., which we refer to as Mercury. On June 12, 2007, we amended this agreement to reflect Mercury entering into an agreement to purchase all of the membership interests in SJJC Aviation Services, LLC, which we refer to as SJJC. The closing of Mercury’s acquisition of SJJC is conditioned on either the closing of our acquisition of Mercury, or the termination of our acquisition of Mercury. In the event of a termination or failure to close our acquisition of Mercury by November 1, 2007, Mercury is obligated to assign to a wholly-owned subsidiary of ours all of its rights and obligations under its agreement with SJJC. As a result, we have effectively entered into an agreement to acquire SJJC. SJJC is the owner of two FBOs that operate at Mineta San Jose International Airport, which we collectively refer to as the San Jose Jet Center.

Mercury owns and operates 24 FBOs in the United States, primarily in California, the southeastern United States, Texas, and the Great Lakes region. The two FBOs that collectively constitute the San Jose Jet Center make it one of the largest such facilities in the United States. SJCC is the sole FBO operator at the airport, servicing 100% of the general aviation traffic at that location.

Combined with our existing portfolio of 43 Atlantic Aviation FBOs, the total of 69 sites will constitute the largest network of FBOs in the United States. Based on this large, nationwide network, we believe that we will benefit from certain economies of scale, for example by using our existing Atlantic management team to oversee the operations of the larger combined operations. In addition, we believe that the expanded geographic coverage that will result from our acquisition of Mercury and San Jose Jet Center will improve brand awareness and our competitive position among FBO networks generally, and will also allow us to deepen our relationships with our customers. There is no overlap between the locations of our existing 43 Atlantic Aviation FBOs, the 24 Mercury FBOs and the two San Jose Jet Center FBOs. Additionally, we believe that including the San Jose Jet Center FBOs in the Atlantic portfolio will provide unique access to major corporate flight departments and present Atlantic with new customer opportunities.

Like our existing Atlantic Aviation FBOs, Mercury and San Jose Jet Center generate revenue primarily through the sale of fuel to owners and operators of jet aircraft. In general, their strategy is to maintain and, where possible, to grow a dollar-based margin per gallon of fuel sold. Both generate a small amount of revenue from hangar and office rental, ramp fees, catering and other services. Under our ownership, our airport services business has demonstrated an ability to grow both the volume of fuel sold and the dollar-based margin on those sales. We believe that the overlay of our business model onto the Mercury and San Jose Jet Center FBOs will result in comparable performance improvement.

Our airport services business delivered substantial increases in gross profit in 2006, both organically and through acquisitions. Gross profit generated at existing FBOs increased 11.8% over 2005. After giving effect to the acquisition of the 23 FBOs comprising the Trajen FBO network completed in July 2006, gross profit increased 52.6%.

These increases were produced principally by the strong fundamental drivers of growth in the general aviation sector including higher average aircraft utilization rates and the increased number of general aviation jets in service. In addition, we believe that we have generated growth in excess of these fundamental drivers through our active management of the business. In particular we believe that our airport services business management team was able to integrate the FBOs acquired during the year quickly and efficiently. A portion of the integration involved the deployment of our proprietary customer relationship management system and our pilot loyalty program, Atlantic Awards. Together, the strong fundamental drivers and our active management initiatives generated increases in estimated cash available for distribution to investors.

The positive trend has continued into 2007. For the first quarter of the year, gross profit at our existing FBOs increased 18.4% over the first quarter in 2006. After giving effect to acquisitions completed in 2006, gross profit increased 75.2% year over year.

In operating and maintaining their FBOs, Mercury and San Jose Jet Center incur fixed expenses, such as lease payments and insurance, as well as expenses that increase with the level of activity, such as salaries. In addition, the businesses incur general and administrative expenses, including management, accounting, information technology, human resources, environmental compliance and other expenses. A portion of these expenses are expected to be reduced or eliminated following integration of the businesses into our airport services business. For example, we believe that both the Mercury and San Jose Jet Center FBOs can be accommodated within our existing regional management structure, thereby reducing the number and cost associated with senior management personnel in the acquired businesses.

The Mercury and San Jose Jet Center facilities generally operate pursuant to long-term leases from airport authorities or local government agencies. Following our acquisitions, the leases in our airport services business would have an average remaining length of approximately 19 years and we would be the sole provider of FBO services at 32 out of our 69 sites. Our airport services business and its predecessors have a strong history of successfully renewing leases.

The Mercury and the San Jose Jet Center FBOs will be integrated into our airport services business and the results of the businesses will be reported as components of our airport services business segment. The management of our airport services business has successfully integrated numerous acquired FBOs since the completion of our initial public offering, and we believe that this experience will assist us in integrating Mercury and San Jose Jet Center into our airport services business. For example, during the past 24 months, our airport services business has completed the acquisition and integration of a large FBO at McCarran International airport in Las Vegas, Nevada and a nationwide network of 23 FBOs collectively known as the Trajen FBO network.

For a detailed discussion of our airport services business segment, its industry, strategy and financial metrics, please see “Business — Our Businesses and Investments — Airport Services Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in this prospectus supplement. For additional information on our proposed acquisitions, please see our Current Report on Form 8-K, filed with the SEC on April 19, 2007, as amended by our Current Report on Form 8-K/A, filed with the SEC on June 25, 2007, each of which are incorporated by reference in this prospectus supplement.

Refinancing of Bulk Liquid Storage Terminal Business Indebtedness

On June 7, 2007, IMTT completed a refinancing of its existing revolving credit facility and private placement bonds. As a result, IMTT is now party to a five-year, $625 million revolving credit agreement consisting of a $600 million U.S. dollar-denominated revolving credit facility and a $25 million equivalent Canadian dollar revolving credit facility. IMTT has drawn an aggregate of $178.6 million under the new revolving credit facilities. At its election, IMTT may expand the aggregate commitments under the U.S. dollar-denominated revolving credit facility by up to $300 million on the same terms, although IMTT has not requested such an expansion and no lenders have yet committed to provide the additional financing. Borrowings under the revolving credit facilities will bear interest at a floating rate equal to LIBOR (or Canadian LIBOR, in the case of the Canadian dollar facility) plus an applicable margin, which will vary between 0.55 percent and 1.50 percent, based on a ratio of IMTT’s total operating company level debt to EBITDA. The current interest rate margin applicable to borrowings under the new revolving credit facilities is 0.85 percent. The new facilities will be used in part as a source of funding for IMTT’s growth capital expenditure commitments, including the previously-announced construction of 25 new storage tanks and the completion of the chemicals logistics center at Geismar, Louisiana.

Quarterly Performance Fee to Our Manager

To incentivize our Manager to maximize shareholder returns, we may pay performance fees based on criteria set forth in the management services agreement. Our Manager can earn a performance fee equal to 20% of the outperformance, if any, of quarterly total returns to our shareholders above that of a U.S. utilities index.

Based on the relative performance of our LLC interests on the New York Stock Exchange, and the U.S. utilities index used as a benchmark through June 22, 2007, we estimate that our Manager will be eligible to receive a performance fee of approximately $49.3 million for the fiscal quarter ending June 30, 2007. The actual performance fee payable to our Manager will not be determined until the end of the quarter, and therefore may differ from the estimated amount based upon the relative performance of our LLC interests and the U.S. utilities index over the remaining five trading days of the fiscal quarter. Our Manager has informed us that it intends to elect to receive its performance fee in LLC interests. Please see “Our Manager — Management Services Agreement — Fees” in the

accompanying prospectus for a description of the terms of the Management Services Agreement relating to fees payable to our Manager.

Our Manager

Our Manager, a member of the Macquarie Group, is responsible for our day-to-day operations and affairs and actively oversees the management teams of our operating businesses. Together with its subsidiaries and affiliates worldwide, the Macquarie Group provides specialist investment, advisory, trading and financial services in select markets around the world. The Macquarie Group is a global leader in advising on the acquisition, disposition, management and financing of infrastructure businesses and the management of infrastructure investment vehicles on behalf of third-party investors.

Our Manager’s active involvement in each of our businesses enables our operational management teams to benefit from the Macquarie Group’s extensive industry experience and regulatory knowledge, as well as its expertise in identifying, valuing and financing the acquisition of infrastructure businesses. This relationship enables the operational management teams to focus on expanding and strengthening the operations of their respective businesses. Our acquisition opportunities are identified largely by the Macquarie Group’s advisory division, with more than 1,000 executives around the world. In addition, we can access the experience and expertise of the more than 530 executives within Macquarie’s IBF division in the management of infrastructure businesses and investments to improve performance and optimize the capital structure of those businesses.

Under the terms of the management services agreement, we have first priority over all entities managed by members of the Macquarie Group within the IBF division with respect to infrastructure acquisition opportunities within the United States with three main exceptions. These exceptions are toll roads, airports and communication infrastructure, as described in the accompanying prospectus.

Strategy

Our strategy for delivering increasing value to shareholders has three key components. First, we seek to generate revenue growth and gross operating income improvements by leveraging the proven capabilities of Macquarie’s IBF division in managing infrastructure businesses. Second, we seek to optimize the capital structure of our businesses to maximize the level of cash available for distribution generated by each. Third, we seek to grow both our existing businesses and our portfolio of businesses overall through yield accretive acquisitions. We intend to acquire businesses that are complementary to our existing businesses as well as those that expand our operations into infrastructure sectors other than those in which our businesses currently operate. We believe our association with the Macquarie Group is key to the successful execution of our strategy.

Operational Strategy

We rely on the demonstrated expertise and experience of Macquarie’s IBF division in the management of more than 100 infrastructure businesses around the world to help execute the operational component of our strategy. In managing infrastructure businesses, the Macquarie Group endeavors to recruit and support talented operational management teams and instill disciplined financial management consistently across the businesses through the development and execution of sound business plans. With the support of the Macquarie Group, we will continue to undertake the following initiatives:

•	improving and expanding our existing marketing programs;

•	developing the skills and abilities of management personnel in each of our businesses with respect to financial forecasting, performance measurement and expense management; and

•	designing and maintaining incentive compensation programs tied to the performance of each business.

We believe this component of our strategy will increase the cash generated by our businesses by increasing revenues and improving gross operating income.

Capital Management Strategy

The management teams of our operating business work closely with our Manager to evaluate and execute plans for the deployment of growth capital expenditures. We will also leverage the Macquarie Group’s strong relationships with financial institutions around the world to help finance our businesses. In implementing the capital management component of our strategy, we will undertake the following initiatives:

•	developing plans for, and deployment of, selective capital expenditures to renew facilities and expand certain operations;

•	sourcing and appropriately structuring debt facilities at our operating companies; and

•	reducing our exposure to interest rate fluctuations through use of rate swaps.

We believe that these initiatives will help us to maximize the amount of cash available for distribution generated by each of our businesses.

Acquisition Strategy

We expect the acquisition component of our strategy to benefit from the Macquarie Group’s deep knowledge and ability to identify acquisition opportunities in the infrastructure area. We believe it is often the case that infrastructure opportunities are not widely offered, well-understood or properly valued. The Macquarie Group has significant expertise in the execution of such acquisitions, which can be time-consuming and complex.

We intend to acquire infrastructure businesses and investments that are complementary to our existing businesses or in sectors other than those sectors in which our businesses and investments currently operate, provided we believe we can achieve yield accretive returns. Our focus is on acquiring businesses in the United States. Generally, we will seek to acquire controlling interests, but we may from time to time acquire minority positions in attractive sectors where those acquisitions generate immediate dividends and where our partners have objectives similar to our own. We will not seek to acquire infrastructure businesses that face significant competition, such as merchant electricity generation facilities.

Execution of Strategy to Date

Beginning with our initial public offering in December 2004, we have pursued our strategy in order to increase cash distributions to our shareholders and to grow the value of our company. Since our initial public offering, we have successfully executed our strategy by improving the performance of our existing operations, and by increasing the cash available for distribution generated by our businesses through effective capital management and through executing yield accretive acquisitions, and have realized growth in revenue and margins. As a result, we have been able to increase our quarterly cash distributions to shareholders four times during the past year, from $0.50 to $0.59 per share.

Operational Strategy.  We have executed the operational component of our strategy by improving and expanding our existing marketing programs. Centralizing the capital management and acquisition-related activities of our businesses has enabled management at the operating company level to focus on improving the performance of these businesses. In particular, operating company management personnel have been freed up to enhance marketing efforts and the deployment of growth capital expenditures, both of which have resulted in the generation of increased levels of distributable cash.

Capital Management Strategy.  We have executed the capital management component of our strategy as follows:

•	Leveraging Our Relationship with the Macquarie Group. Our Manager’s expertise in structuring and refinancing the debt of our existing and new businesses, as well as its ability to optimize the capital structure of all of our businesses, has contributed to our efforts to maximize returns to holders of our LLC interests, thereby increasing the amount of distributable cash generated by our businesses.

•	For example, following substantial growth in EBITDA from our airport services business in 2005 over 2004, we were able to increase the level of borrowing by this business while lowering total borrowing costs (margin) and maintaining an appropriate debt service coverage ratio. The net capital savings were reinvested in our bulk liquid storage terminal business at yields that are substantially above the cost of the borrowed funds.

•	In 2007, we helped refinance a substantial portion of the debt in our bulk liquid storage terminal business. The process resulted in an expansion of the business’ revolving credit facilities from $155 million to $625 million and a reduction in the average cost of borrowing. The newly available resources will be used in part to fund expansion of the business. Please see “— Recent Developments” above for additional information.

•	Making Selective Capital Expenditures to Expand Existing Businesses. We continue to make selected capital expenditures in our businesses to improve facilities and expand capacity, which we expect will produce growth in revenue, EBITDA and cash available for distribution. Committed and anticipated capital expenditures include:

•	at least $232.0 million that International-Matex Tank Terminals, or IMTT, intends to spend to expand its storage facilities; IMTT has completed construction of 10 of 25 new storage tanks and has contracted for approximately 60% of the work associated with the construction of a new chemicals logistics center at Geismar, Louisiana. The combined contribution to gross profit and EBITDA from the projects is expected to be approximately $31.1 million annually;

•	approximately $12.4 million during 2006 and 2007 for upgrades and expansion of certain facilities in our existing airport services business plus approximately $7.1 million for Mercury Air Centers in 2007; and

•	approximately $8.1 million during 2007 and 2008 for system capacity expansion of our district energy business.

Acquisition Strategy.  We have executed the acquisition component of our strategy as follows:

•	Focusing on Yield-Accretive Acquisitions in New Sectors. We have concluded acquisitions of businesses in new infrastructure sectors where our original businesses and investments had not operated. In 2006, our acquisitions of our bulk liquid storage terminal business and gas production and distribution business expanded our operations into new infrastructure sectors, and both acquisitions were immediately yield-accretive.

•	Strengthening Our Competitive Position Through Complementary Acquisitions. We have grown our existing businesses through the successful conclusion of yield-accretive, complementary acquisitions identified by the Macquarie Group’s advisory division, including:

•	our acquisition of Trajen and its 23 fixed base operations, or FBOs;

•	our acquisition of an FBO at McCarran International Airport in Las Vegas during the third quarter of 2005; and

•	our acquisition of eight additional off-airport parking facilities during 2005, which increased the number of airports served by our airport parking business from 15 to 20.

Corporate Information

Our principal executive offices are located at 125 West 55th Street, New York, NY 10019. Our telephone number is (212) 231-1000. You may also obtain additional information about us from our website, www.macquarie.com/mic. Information on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

LLC Interests Offered by Us	5,701,000 LLC interests

LLC Interests Offered by the Selling Shareholder	599,000 LLC Interests

LLC Interests Outstanding After the Offering	43,263,165 LLC interests

Use of Proceeds	We estimate that the net proceeds to us from the sale of the LLC interests in this offering based on the public offering price of $40.99 per LLC interest, and after deducting estimated underwriting discounts and commissions and the expenses of this offering payable by us, will be approximately $223.0 million, or $260.1 million if the underwriters exercise their overallotment option in full.

We intend to use the aggregate net proceeds that we will receive from this offering, including any proceeds we may receive from the exercise by the underwriters of their overallotment option, to partially finance the acquisitions of Mercury Air Centers and San Jose Jet Center and any remaining amounts for general corporate purposes. To the extent the net proceeds are not used immediately to partially fund our proposed acquisitions, these funds will be invested in short- and/or medium-term investment grade securities. See “Use of Proceeds” for more information.

We will receive no proceeds from the sale of LLC interests by the selling shareholder.

U.S. Federal Income Tax Considerations	Please refer to the “Material U.S. Federal Income Tax Considerations” section in the accompanying prospectus for information on the potential U.S. federal income tax consequences of the purchase, ownership and disposition of LLC interests.

Risk Factors	See “Risk Factors” in the accompanying prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our LLC interests.

New York Stock Exchange Symbol	MIC

The number of LLC interests to be outstanding immediately after the offering is based on LLC interests outstanding as of June 25, 2007 and excludes 27,183 LLC interests issuable upon vesting of the same number of outstanding restricted stock units and an estimated 22,000 LLC interests issuable to our Manager upon its reinvestment of its performance fee earned for the first quarter of 2007. The final number of LLC interests issuable to our Manager will be determined based on the volume weighted average price of trust stock/LLC interests for the fifteen trading days beginning June 6, 2007. We estimate, based on calculations as of June 22, 2007, that our Manager will be eligible to receive a performance fee of approximately $49.3 million for the second quarter of 2007. Our Manager has informed us that it intends to elect to receive its fee in LLC interests. See “— Recent Developments — Quarterly Performance Fee to Our Manager.”

Except as otherwise noted, all information in this prospectus supplement assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 945,000 LLC interests and the number of LLC interests outstanding after the offering will be 44,208,165.

Summary Historical Financial Data

On May 23, 2007, we issued a notice of mandatory share exchange to all holders of shares of beneficial interests in the trust. In the mandatory share exchange, we exchanged, effective as of June 25, 2007, all of the shares of beneficial interest in the trust held by each of our shareholders for an equal number of LLC interests in the company and dissolved the trust. As a result, each shareholder of the trust at the time of the exchange became a shareholder of, and with the same percentage interest in, the company. Since the following summary financial data relates to period prior to the mandatory share exchange, it represents financial data for the trust.

The summary financial data for Macquarie Infrastructure Company Trust includes the results of operations and cash flow data of Atlantic Aviation FBO, Inc. (formerly known as North America Capital Holding Company), or Atlantic FBO Holdco, which was deemed to be our predecessor. We have included the results of operations and cash flow data of Atlantic FBO Holdco for the period from January 1, 2004 through July 29, 2004 and for the period July 30, 2004 through December 22, 2004. The period from December 23, 2004 through December 31, 2004 includes the results of operations and cash flow data for our businesses and investments from December 23, 2004 through December 31, 2004 and the results of the company from April 13, 2004 through December 31, 2004. The years ended December 31, 2005 and December 31, 2006 include the full year results of operations and cash flow data for our consolidated group, with the results of businesses acquired during 2005 and 2006 being included from their dates of acquisition. The summary balance sheet data at December 31, 2004, December 31, 2005 and December 31, 2006 are derived from our audited consolidated balance sheets as of such dates. The summary financial data for the three months ended March 31, 2006, and as of and for the three months ended March 31, 2007 are derived from our unaudited consolidated financial statements for such periods and dates, included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, incorporated by reference in this prospectus supplement, which, in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data. Our historical results are not necessarily indicative of the operating results that may be expected in the future. You should read the following information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, all of which is incorporated by reference in this prospectus supplement.

Macquarie Infrastructure Company Trust

	Successor	Successor			Successor	Predecessor	Predecessor
	Three Months	Three Months	Successor	Successor	December 23	July 30	Jan 1
	Ended	Ended	Year Ended	Year Ended	Through	Through	Through
	March 31,	March 31,	December 31,	December 31,	December 31,	December 22,	July 29,
	2007	2006	2006	2005	2004	2004	2004
	(Unaudited)
	($ in thousands)

Statement of Operations Data:
Revenue	$168,982	$86,194	$520,251	$304,743	$5,064	$39,304	$55,762
Operating income (loss)	19,798	4,309	26,076	25,351	(18,250)	4,298	8,662
Income (loss) from continuing operations	7,877	7,561	49,918	15,196	(17,588)	(5,556)	(514)

	Successor	Successor	Successor	Successor
	at	at	at	at
	March 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2004
	(Unaudited)
	($ in thousands)

Balance Sheet Data:
Total assets	$2,111,889	$2,097,533	$1,363,298	$1,208,487
Total liabilities	1,255,137	1,224,927	786,693	603,676
Preferred stock	—	—	—	—
Stockholders’ equity (deficit)	848,864	864,425	567,665	596,296

SELLING SHAREHOLDER

Macquarie Infrastructure Management (USA) Inc., the selling shareholder in this offering, acts as our Manager pursuant to a management services agreement, providing for its management of our day-to-day operations and affairs and oversight of the management teams of our operating businesses.

As of June 25, 2007 and prior to this offering, our Manager beneficially owned 2,619,772 LLC interests, of which it has sole voting and/or investment power over 2,600,648 LLC interests. 599,000 of these LLC interests were pledged by our Manager to secure a total return swap as described under footnote (2) to the table under the caption “LLC Interest Ownership of Directors, Executive Officers and Principal Shareholders.” Our Manager is offering the pledged 599,000 LLC interests pursuant to this prospectus supplement. Upon completion of this offering, our Manager will beneficially own 2,020,772 LLC interests or 4.7% of LLC interests outstanding, assuming no exercise of the underwriters’ over-allotment option.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering (based on the public offering price of $40.99) will be approximately $223.0 million (or approximately $260.1 million if the underwriters’ overallotment option is exercised in full) after deducting estimated underwriting discounts and commissions and estimated expenses of this offering. We intend to use the net proceeds from this offering to partially finance the acquisition of Mercury Air Centers and San Jose Jet Center and any remaining amounts for general corporate purposes. To the extent the net proceeds are not used immediately to partially fund our proposed acquisitions, these funds will be invested in short- and/or medium-term investment grade securities. We will receive no proceeds from the sale of LLC interests by the selling shareholder.

PRICE RANGE OF SHARES OF TRUST STOCK AND LLC INTERESTS

The LLC interests in the company have been listed on the New York Stock Exchange under the symbol “MIC” since June 25, 2007, the date of the mandatory share exchange and dissolution of the trust described above under “Summary — Recent Developments.” Prior to that time, the trust stock was listed on the New York Stock Exchange under the symbol “MIC.” On June 28, 2007, the last reported sale price of the LLC interests on the New York Stock Exchange was $40.99. The following table sets forth, for the periods indicated, the high and low sales prices of shares of our trust stock or LLC interests as applicable, as reported on the New York Stock Exchange.

2005:	High	Low

First quarter	$30.35	$27.10
Second quarter	$29.95	$27.05
Third quarter	$29.25	$27.60
Fourth quarter	$31.41	$28.20
2006:
First quarter	$35.23	$30.64
Second quarter	$32.27	$26.06
Third quarter	$32.68	$23.84
Fourth quarter	$35.79	$29.40
2007:
First quarter	$39.91	$34.65
Second quarter (through June 28, 2007)	$45.15	$38.89

DISTRIBUTION POLICY

Our policy is to pay regular quarterly cash distributions on all outstanding LLC interests. Our distribution policy is based on the predictable and stable cash flows of our businesses and investments and our intention to pay out, as distributions to our shareholders, the majority of our cash available for distribution and not to retain significant cash balances in excess of prudent reserves in our operating subsidiaries. If our strategy is successful, we expect to maintain and increase the level of our distributions to shareholders in the future.

The declaration and payment of any future distribution will be subject to a decision of the company’s board of directors, which will include a majority of independent directors. The company’s board of directors will take into account such matters as general business conditions, our financial condition, results of operations, capital requirements and any contractual, legal and regulatory restrictions on the payment of distributions by us to our shareholders or by our subsidiaries to us, and any other factors that the board of directors deems relevant. In particular, all of our businesses have substantial debt commitments, which must be satisfied before any of them can distribute dividends or make distributions to us. These factors could affect our ability to continue to make distributions.

CAPITALIZATION

The following table sets forth our historical capitalization as of March 31, 2007, as well as our capitalization as adjusted to give effect to the dissolution of the trust, the completion of the share exchange and this offering, assuming no exercise of the underwriters’ overallotment option, at the public offering price of $40.99 per LLC interest and the application of the estimated net proceeds of such sale (after deducting underwriting discounts and commissions and our estimated offering expenses). This table should be read in conjunction with “Use of Proceeds” and our consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, all of which are incorporated by reference in this prospectus supplement.

	As of March 31, 2007
	Actual	As Adjusted(1)
	(In thousands, except share data)

Cash and cash equivalents	$146,404	$369,454

Long-term debt, excluding current maturities	960,867	960,867

Total long-term debt	964,621	964,621

Stockholders’ equity
Trust stock, no par value; 500,000,000 authorized; 37,562,165 shares issued and outstanding, actual(2)(3)	850,338	—

LLC interests, no par value; 500,000,000 authorized; 43,263,165 issued and outstanding, as adjusted for the offering(3)	—	1,073,388

Total stockholders’ equity	848,864	1,071,914

Total capitalization	$1,813,485	$2,036,535

(1)	As adjusted reflects the receipt of the net proceeds of this offering. As adjusted does not reflect the use of the net offering proceeds, cash and the incurrence of indebtedness to finance the acquisitions of Mercury Air Centers and San Jose Jet Center, which will occur after the completion of this offering.

(2)	Each share of trust stock represented one beneficial interest in the trust.

(3)	On June 25, 2007, the trust was dissolved and former holders of shares of trust stock received a corresponding number of LLC interests in the company. The “As Adjusted” amount reflects the total number of LLC interests outstanding after that exchange plus the LLC interests sold by us in this offering.

LLC INTEREST OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL
SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of LLC interests by each person who is known to us to be the beneficial owner of more than five percent of the outstanding LLC interests, each of our directors and executive officers and our directors and executive officers as a group as of June 25, 2007, based on 37,562,165 LLC interests issued and outstanding.

All holders of LLC interests are entitled to one vote per LLC interest on all matters submitted to a vote of shareholders. The voting rights attached to LLC interests held by our directors, executive officers or major shareholders do not differ from those that attach to LLC interests held by any other holder.

Under Rule 13d-3 of the Exchange Act, “beneficial ownership” includes LLC interests for which the individual, directly or indirectly, has voting power, meaning the power to control voting decisions, or investment power, meaning the power to cause the sale of the LLC interests, whether or not the LLC interests are held for the individual’s benefit.

	Amount and Nature of Beneficial Ownership
	(Number of LLC Interests)
	LLC Interests	LLC Interests				Percent of
	Representing	Representing				LLC
	Sole Voting	Shared Voting				Interests
	and/or	and		Percent of	Total	Outstanding
	Investment	Investment		LLC Interests	After	After
Name and Address of Beneficial Owner	Power	Power	Total	Outstanding	Offering(1)	Offering(1)

5% Beneficial Owners
Macquarie Infrastructure Management (USA) Inc.(2)	2,600,648	19,124	2,619,772	6.9%	2,020,772	4.7%
125 West 55th Street
New York, New York 10019
BlackRock, Inc.(3)(4)	—	2,604,700	2,604,700	6.9%	2,604,700	6.0%
Directors(5)
John Roberts(6)	71,061	2,600,648	2,671,709	7.1%	2,072,709	4.8%
Norman H. Brown, Jr.(7)(8)	12,188	1,000	13,188	*	13,188	*
George W. Carmany, III(7)	14,962	—	14,962	*	14,962	*
William H. Webb(7)	17,462	—	17,462	*	17,462	*
Shemara Wikramanayake(6)	129,747	2,600,648	2,730,395	7.3%	2,131,395	4.9%
Named Executive Officers
Peter Stokes(6)	19,961	2,600,648	2,620,609	7.0%	2,021,609	4.7%
Frank Joyce	—	—	—	*	—	*
All Directors and Officers as a Group(6)	265,381	2,601,648	2,867,029	7.6%	2,268,029	5.2%

*	Less than 1%

(1)	“Total After Offering” gives effect to the sale of 599,000 LLC interests by our Manager in this offering. “Percent of LLC Interests Outstanding After Offering” is based on the 43,263,165 LLC interests to be outstanding after this offering, assuming no exercise of the underwriters’ over-allotment option.

(2)	Includes an estimated 22,000 LLC interests issuable to our Manager upon its reinvestment of its performance fee earned for the first quarter of 2007. The final number of LLC interests will be determined based on the volume weighted average price of trust stock/LLC interests for the fifteen trading days beginning June 6, 2007. Macquarie Bank Limited, or MBL, has entered into a total return swap with respect to 599,000 LLC interests held by our Manager. The counterparty to the swap is Macquarie International Infrastructure Fund Limited, or MIIF, a mutual fund company which is managed by a member of the Macquarie Group of companies. MBL had caused our Manager to pledge 599,000 of its LLC interests to MIIF to secure MBL’s obligations under the total return swap. Our Manager retained the voting rights on all the pledged interests. The 599,000 LLC interests subject to the total return swap are the LLC interests being sold by our Manager in this offering. As a result of the sale of LLC interests by us and our Manager, our Manager will beneficially own and have sole voting power over 2,001,648 LLC interests. In addition, the 19,124 LLC interests representing shared voting and investment power consist of shares owned by the Macquarie Group as part of its Directors’ Profit Share Plan which our Manager, as a member of the Macquarie Group, may be deemed to beneficially own. Our Manager disclaims beneficial ownership and such information shall not be construed as an admission that our Manager is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of trust stock owned by other members of the Macquarie Group.

(3)	Number of LLC interests presented is based solely on the information provided in a filing by such person with the SEC on Schedule 13G.

(4)	Represents amounts beneficially owned by certain investment advisory subsidiaries of BlackRock, Inc. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(5)	The address of each person is c/o Macquarie Infrastructure Company LLC, 125 West 55th Street, New York, New York 10019.

(6)	Each of the following persons may be deemed to beneficially own, and share voting and investment power in, the LLC interests held by Macquarie Infrastructure Management (USA) Inc., our Manager, shown separately in the table above.

• Mr. Roberts, as the Global Head of the Macquarie Group’s IB Funds division, of which our Manager constitutes a part.

• Ms. Wikramanayake, as a director of our Manager.

• Mr. Stokes, as the president and a director of our Manager.

Each of the foregoing disclaims beneficial ownership and such information shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of trust stock owned by our Manager.

As a result of the sale of 599,000 LLC interests by our Manager in this offering, LLC interests representing shared voting and investment power of Mr. Roberts, Ms. Wikramanayake and Mr. Stokes, and of our directors and officers as a group, will be reduced accordingly. See footnotes (1) and (2) above.

(7)	Reflects 5,623 LLC interests which each of Mr. Brown, Mr. Carmany and Mr. Webb have a right, as of May 23, 2007, to acquire through the company’s independent directors’ equity plan and does not reflect 3,438 LLC interests, which each will have a right to acquire through such plan in May 2008

(8)	Amounts reflected in the column entitled “LLC Interests Representing Shared Voting and Investment Power” are LLC interests which are held in trust and for which Mr. Brown is the trustee but not the beneficiary. Mr. Brown disclaims beneficial ownership of these LLC interests and the above shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such LLC interests.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

For information on our relationship with the Macquarie Group and related party transactions, including those relating to our acquisition and ownership of our existing businesses, our proposed acquisitions, certain of our debt facilities and derivative instruments and contractual arrangements with our Manager, please refer to our revised Definitive Proxy Statement dated April 20, 2007, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and each of our Current Reports on Form 8-K incorporated by reference into this prospectus supplement.

The selling shareholder, who is also our Manager, is an affiliate of Macquarie Bank Limited and a member of the Macquarie Group. From time to time, we have entered into, and in the future we may enter into, transactions and relationships involving Macquarie Bank Limited, its affiliates, or other members of the Macquarie Group. Although our audit committee, all of the members of which are independent directors, is required to approve of any related party transactions, including those involving Macquarie Bank Limited, its affiliates, or members of the Macquarie Group, the relationship of our Manager to Macquarie Bank Limited and the Macquarie Group may result in conflicts of interest.

UNDERWRITING

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Macquarie Securities (USA) Inc. are acting as representatives of the underwriters. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholder and the underwriters, we and the selling shareholder have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholder the number of LLC interests listed below.

Number of
Underwriters	LLC Interests

Citigroup Global Markets Inc.	1,386,000
Credit Suisse Securities (USA) LLC	1,386,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	1,386,000
Macquarie Securities (USA) Inc.	1,197,000
A.G. Edwards & Sons, Inc.	315,000
Jefferies & Company, Inc.	315,000
Stifel, Nicolaus & Company, Incorporated	315,000

Total	6,300,000

Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the LLC interests sold under the purchase agreement if any of these LLC interests are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the LLC interests, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the LLC interests, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The allocation of LLC interests in this offering is determined by the underwriters, exercised within limits permitted by applicable law and regulation. After the underwriters obtain indications of interest from potential investors, including the number of LLC interests that a potential investor may be interested in purchasing, the underwriters will determine the number of LLC interests to be offered to each potential investor from the underwriters’ allocations. Depending on a variety of factors, the underwriters may allocate to an investor a smaller number of LLC interests than that investor had expressed an interest in purchasing, or allocate no LLC interests at all to that investor.

Commissions and Discounts

The representatives have advised us and the selling shareholder that the underwriters propose initially to offer the LLC interests to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.0453 per LLC interest. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per LLC	Without	With
	Interest	Option	Option

Public offering price	$40.99	$258,237,000	$296,972,550
Underwriting discount	$1.7421	$10,975,230	$12,621,515
Proceeds, before expenses, to us	$39.2479	$223,752,278	$260,841,543
Proceeds, before expenses, to the selling shareholder	$39.2479	$23,509,492	$23,509,492

The expenses of the offering, not including the underwriting discount, are estimated at $700,000 and are payable by us.

Overallotment Option

We have granted options to the underwriters to purchase up to 945,000 additional LLC interests at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise these options, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional LLC interests proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed, with exceptions, not to sell or transfer any LLC interests for 60 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Additionally, our executive officers and directors and our Manager, the selling shareholder, have agreed, with exceptions, not to sell or transfer any LLC interests for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we and these other individuals and our Manager, the selling shareholder, have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any LLC interests;

•	sell any option or contract to purchase any LLC interests;

•	purchase any option or contract to sell any LLC interests;

•	grant any option, right or warrant for the sale of any LLC interests;

•	lend or otherwise dispose of or transfer any LLC interests;

•	request or demand that we file a registration statement related to the LLC interests; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any LLC interests whether any transaction described above is to be settled by delivery of LLC interests or such other securities, in cash or otherwise.

This lock-up provision applies to LLC interests and to securities convertible into or exchangeable or exercisable for or repayable with LLC interests. It also applies to LLC interests owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. These restrictions do not apply to:

•	the sale of LLC interests to the underwriters;

•	the issuance of LLC interests to our independent directors upon vesting of outstanding restricted stock units;

•	the sale to our Manager, and transfers by it to its affiliates, of LLC interests acquired upon its reinvestment of fees payable under the management services agreement; or

•	the sale of up to 2,000 LLC interests by one of our directors to satisfy tax obligations arising from his ownership of LLC interests.

New York Stock Exchange Listing

The LLC interests are listed on the NYSE under the symbol “MIC.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the LLC interests is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our LLC interests. However, the representatives may engage in transactions that stabilize the price of the LLC interests, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the LLC interests in connection with the offering (i.e., if they sell more LLC interests than are listed on the cover of this prospectus supplement), the representatives may reduce that short position by purchasing LLC interests in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the LLC interests to stabilize their price or to reduce a short position may cause the price of the LLC interests to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase LLC interests in the open market to reduce the underwriters’ short position or to stabilize the price of such LLC interests, the representatives may reclaim the amount of the selling concession from the underwriters and the selling group members who sold those LLC interests. The imposition of a penalty bid may also affect the price of the LLC interests in that it discourages resales of those LLC interests.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the LLC interests. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

European Economic Area Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) each underwriter has represented and warranted that it has not made and will not make an offer to the public of any LLC interests which are the subject of the offering contemplated by this prospectus supplement in that Relevant Member State except that an offer to the public in that Relevant Member State of any LLC interests may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Citigroup Global Markets Inc. for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of LLC interests shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer to the public” in relation to any LLC interests in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any LLC interests to be offered so as to enable an investor to decide to purchase any LLC interests, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

U.K. Selling Restrictions

Each underwriter has agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any LLC interests in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the LLC interests in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States and Canada) that would permit a public offering of our LLC interests or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or our LLC interests in any jurisdiction where action for that purpose is required. Accordingly, our LLC interests may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with our LLC interests may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the LLC interests offered by this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

Other Relationships

Macquarie Securities (USA) Inc., one of the representatives of the underwriters, is an indirect wholly owned subsidiary of Macquarie Bank Limited. Macquarie Infrastructure Management (USA) Inc., our Manager and the selling shareholder in this offering, is part of the Macquarie Group, and, as such, is an affiliate of Macquarie Securities (USA) Inc. We expect to pay financial advisory fees to Macquarie Securities (USA) Inc. in connection with the proposed acquisitions and financing of Mercury and SJCC of approximately $7.7 million. In addition, Macquarie Securities (USA) Inc. will be reimbursed for any out-of-pocket expenses it incurs in connection with providing such financial advisory services. We have agreed that Macquarie Securities (USA) Inc. will have preferred provider status in respect of any financial advisory services to be contracted for by us or our subsidiaries in the future.

Macquarie Bank Limited and certain affiliates of Merrill Lynch & Co., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are lenders under the MIC Inc. acquisition credit facility. Macquarie Bank Limited, the parent of our Manager and an affiliate of Macquarie Securities (USA) Inc., has committed to an expansion of $30 million in the MIC Inc. acquisition credit facility that may be used to partially fund our acquisitions of Mercury and SJCC. In addition, some of the underwriters and their affiliates have engaged in, are engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and other members of the Macquarie Group. They have received customary fees and commissions for these services.

Availability of Prospectus Supplement Online

A prospectus supplement in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of LLC interests to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the securities offered in this prospectus supplement and accompanying prospectus is being passed upon for us by Potter Anderson & Corroon LLP, Wilmington, Delaware. Certain legal matters in connection with the securities offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters will be passed upon on behalf of the underwriters by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Macquarie Infrastructure Company Trust as of December 31, 2006 and 2005, and the years ended December 31, 2006 and 2005 and the period April 13, 2004 (inception) to December 31, 2004, the consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows of North America Capital Holding Company for the periods January 1, 2004 through July 29, 2004 and July 30, 2004 through December 22, 2004, and management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP dated February 28, 2007, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal controls over financial reporting as of December 31, 2006, contains an explanatory paragraph that states Macquarie Infrastructure Company Trust acquired K-1 HGC Investment, L.L.C. (subsequently renamed Macquarie HGC Investment LLC), which owns HGC Holdings LLC, or HGC, and The Gas Company, LLC, collectively referred to as TGC on June 7, 2006. Additionally, Macquarie Infrastructure Company Trust, through wholly owned subsidiaries, acquired Trajen Holdings, Inc., or Trajen, on July 11, 2006. Management excluded from its assessment of the effectiveness of Macquarie Infrastructure Company Trust’s internal control over financial reporting as of December 31, 2006, both TGC’s and Trajen’s internal control over financial reporting. The TGC assets represent 15% of the company’s total assets at December 31, 2006, and generated 17% of the company’s total revenues during the year ended December 31, 2006. The Trajen assets represent 20% of the company’s total assets at December 31, 2006, and generated 13% of the company’s total revenues during the year ended December 31, 2006. Such firm’s audit of internal control over financial reporting of Macquarie Infrastructure Company Trust also excluded an evaluation of the internal control over financial reporting of both TGC and Trajen.

The consolidated financial statements of K-1 HGC Investment, LLC and subsidiaries as of April 30, 2006 and for the period from July 1, 2005 to April 30, 2006, and as of June 30, 2005 and 2004, and for the year ended June 30, 2005 and the period from August 8, 2003 (date of inception) to June 30, 2004, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 27, 2006, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of IMTT Holdings, Inc. (previously known as Loving Enterprises, Inc.) as of December 31, 2006 and for the year then ended appearing in the amended Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 19, 2007 have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon dated May 15, 2007 included therein, and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Loving Enterprises, Inc. (currently known as IMTT Holdings, Inc.) as of December 31, 2005 and 2004 and for the two years then ended appearing in the amended Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 19, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon dated April 14, 2006, except with respect to the matters discussed in the last paragraph of Note 4 and to Notes 7, 10 and 14, as to which the date is April 27, 2007, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements of Loving Enterprises, Inc. to be included in subsequently filed documents of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of SJJC Aviation Services, LLC and subsidiaries as of December 31, 2006 and for the year then ended appearing in the amended Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 25, 2007 have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in their report thereon dated April 16, 2007 included therein, and incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1580, 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the operations of the public reference room. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including Macquarie Infrastructure Company) file electronically with the SEC. The SEC’s website is www.sec.gov.

In addition, our SEC filings and other information about us may also be obtained from our website at www.macquarie.com/mic, although information on our website does not constitute a part of this prospectus supplement. Our LLC interests are currently listed on the New York Stock Exchange, or NYSE, under the symbol “MIC,” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Later information that we file will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the shares of trust stock covered by this prospectus supplement has been completed. This prospectus is part of a registration statement filed with the SEC.

We are incorporating by reference into this prospectus supplement the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	The description of our LLC interests set forth in our Amendment No. 1 to our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on June 25, 2007;

•	Our definitive Proxy Statement dated April 23, 2007; and

•	Our Current Reports on Form 8-K filed with the SEC on January 5, 2007, April 19, 2007, May 23, 2007, June 4, 2007, June 12, 2007, June 18, 2007 and June 22, 2007, and our amended Current Reports on Form 8-K/A filed with the SEC on June 19, 2007 and June 25, 2007.

The documents incorporated by reference in this prospectus supplement are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Macquarie Infrastructure Company LLC
125 West 55th Street
New York, NY 10019
Attention: Investor Relations

PROSPECTUS

LLC Interests

Macquarie Infrastructure Company LLC

Macquarie Infrastructure Company LLC may sell, and Macquarie Infrastructure Management (USA) Inc., our Manager, as a selling securityholder, may sell, from time to time, limited liability company interests in Macquarie Infrastructure Company LLC, which we refer to as LLC interests. We may, and our Manager may, offer for sale the LLC interests covered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices or at privately negotiated prices, including in satisfaction of certain contractual obligations. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of LLC interests by our Manager.

The LLC interests covered by this prospectus are listed for trading on the New York Stock Exchange under the symbol “MIC.”

We will provide more specific information about the terms of an offering of these LLC interests in supplements or term sheets to this prospectus. This prospectus may not be used to offer or sell LLC interests unless accompanied by a prospectus supplement or term sheet. You should read this prospectus, the prospectus supplements and term sheets carefully before you invest. If any underwriters, broker-dealers or agents are involved in any offering, the names of such underwriters, broker-dealers or agents and any applicable commissions or discounts will be described in the applicable prospectus supplement or term sheet relating to the offering.

Investing in the LLC interests involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 25, 2007.

Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require the following statements: Investments in Macquarie Infrastructure Company LLC are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company LLC or the repayment of capital from Macquarie Infrastructure Company LLC.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may be used only for the purpose for which it has been published, and no person has been authorized to give any information not contained in this prospectus. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may, and our Manager may, sell the LLC interests covered by this prospectus in one or more offerings. Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, we may, from time to time, add and offer additional LLC interests by filing a prospectus supplement or term sheet with the SEC at the time of the offer.

PROSPECTUS SUPPLEMENT OR TERM SHEET

This prospectus provides you with a general description of the LLC interests that we or our Manager may offer. Each time that we or our Manager offer LLC interests, we will provide a prospectus supplement or term sheet that will contain specific information about the terms of that offering. The prospectus supplement or term sheet may also add to, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement or term sheet. You should read both this prospectus and any accompanying prospectus supplement or term sheet together with the additional information described under the heading “Incorporation of Certain Documents by Reference.”

The prospectus supplement or term sheet to be attached to the front of this prospectus will describe: the applicable public offering price, the price paid for the LLC interests, the net proceeds, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of LLC interests covered by this prospectus.

For more detail on the terms of the LLC interests offered, see “Description of LLC Interests.”

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference into this prospectus, and from time to time may make in our public filings, press releases or other public statements, certain statements that may constitute forward-looking statements. These include without limitation those under the headings “Macquarie Infrastructure Company” and “Risk Factors,” as well as those contained in any prospectus supplement or term sheet or in any document incorporated by reference into this prospectus. In addition, our management may make forward-looking statements to analysts, investors, representatives of the media and others. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us. Any such forward-looking statements are qualified by reference to the following cautionary statements.

Forward-looking statements in this prospectus and any prospectus supplement or term sheet (including any documents incorporated by reference herein or therein) are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our limited ability to remove our Manager for underperformance and our Manager’s right to resign;

•	our holding company structure, which may limit our ability to meet our dividend policy;

•	our ability to service, comply with the terms of and refinance at maturity our substantial indebtedness;

•	decisions made by persons who control the businesses in which we hold less than majority control, including decisions regarding dividend policies;

•	our ability to make, finance and integrate acquisitions;

•	our ability to implement our operating and internal growth strategies;

•	the regulatory environment in which our businesses and the businesses in which we hold investments operate and our ability to comply with any changes thereto, rates implemented by regulators of our businesses and the businesses in which we hold investments, and our relationships and rights under contracts with governmental agencies and authorities;

•	changes in patterns of commercial or general aviation air travel, or automobile usage, including the effects of changes in airplane fuel and gas prices, and seasonal variations in customer demand for our businesses;

•	changes in electricity or other power costs;

•	the competitive environment in which our businesses and the businesses in which we hold investments operate;

•	changes in general economic, business or demographic conditions or trends, or changes in the political environment, level of tourism or construction and transportation costs, including changes in interest rates and inflation;

•	environmental risks pertaining to our businesses and the businesses in which we hold investments;

•	our ability to retain or replace qualified employees;

•	work interruptions or other labor stoppages at our businesses or the businesses in which we hold investments;

•	changes in the current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law;

•	disruptions or other extraordinary or force majeure events affecting the facilities or operations of our businesses and the businesses in which we hold investments and our ability to insure against any losses resulting from such events or disruptions;

•	fluctuations in fuel costs, or the costs of supplies upon which our gas production and distribution business is dependent, and our ability to recover increases in these costs from customers;

•	our ability to make alternate arrangements to account for any disruptions that may affect the facilities of the suppliers or the operation of the barges upon which our gas production and distribution business is dependent; and

•	changes in U.S. domestic demand for chemical, petroleum and vegetable and animal oil products, the relative availability of tank storage capacity and the extent to which such products are imported.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of risks that could cause our actual results to differ appears under the caption “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. It is not possible to predict or identify all risk factors and you should not consider that description to be a complete discussion of all potential risks or uncertainties that could cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The future events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult further disclosures we may make in future filings with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with those requirements, we file combined annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC’s toll-free number at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and can be found by searching the EDGAR archives on the website. In addition, our SEC filings and other information about us may also be obtained from our website at www.macquarie.com/mic, although information on our website does not constitute a part of this prospectus. Our LLC interests are listed on the New York Stock Exchange, or NYSE, under the symbol “MIC” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 to register with the SEC the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement or our other SEC filings for a copy of the contract or other document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the particular securities covered by a prospectus supplement or term sheet has been completed. This prospectus is part of a registration statement filed with the SEC.

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	The description of our LLC interests set forth in our Amendment No. 1 to our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on June 25, 2007;

•	Our definitive Proxy Statement dated April 20, 2007; and

•	Our Current Reports on Form 8-K filed with the SEC on January 5, 2007, April 19, 2007, May 23, 2007, June 4, 2007, June 12, 2007, June 18, 2007 and June 22, 2007, and our amended Current Reports on Form 8-K/A filed with the SEC on June 19, 2007 and June 25, 2007.

The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Macquarie Infrastructure Company LLC
125 West 55th Street
New York, NY 10019
Attention: Investor Relations

Except as provided above, no other information, including, but not limited to, information on our website, is incorporated by reference in this prospectus.

MACQUARIE INFRASTRUCTURE COMPANY

Except as otherwise specified, “Macquarie Infrastructure Company,” “we,” “us,” and “our” refer to Macquarie Infrastructure Company LLC, a Delaware limited liability company that we refer to as the company, and its subsidiaries together. With respect to periods prior to effective date of the dissolution of Macquarie Infrastructure Company Trust, a Delaware statutory trust that we refer to as the trust, described elsewhere in this prospectus, such terms also refer to the trust. References to our “shareholders” herein means holders of beneficial interests in the trust prior to its dissolution and thereafter means the holders of LLC interests. The holders of LLC interests are also the members of our company. Macquarie Infrastructure Management (USA) Inc., the company that we refer to as our Manager, is part of the Macquarie Group of companies. References to the Macquarie Group include Macquarie Bank Limited, or its ultimate parent company, and their respective subsidiaries and affiliates worldwide.

General

We own, operate and hold investments in a diversified group of infrastructure businesses in the United States. Traditionally, infrastructure businesses have been owned by governments or private investors or have formed part of vertically integrated companies. By owning our LLC interests, investors have an opportunity to participate in the ownership of these businesses.

Our existing businesses consist of:

•	an airport services business that operates 43 fixed base operations in the United States;

•	a gas production and distribution business in Hawaii;

•	a 50% ownership interest in a bulk liquid storage terminal business;

•	a district energy business, conducted through Thermal Chicago and Northwind Aladdin; and

•	an off-airport parking business at 30 locations serving 20 commercial airport markets.

Our proposed acquisitions, both of which we expect to acquire through our airport services business during the third quarter of 2007, consist of:

•	a network of 24 fixed base operations collectively known as Mercury Air Centers; and

•	two fixed base operations at Mineta San Jose International Airport, collectively known as the San Jose Jet Center.

The trust and the company were each formed on April 13, 2004. On December 21, 2004, we completed our initial public offering and concurrent private placement of shares of trust stock representing beneficial interests in the trust, with each share of trust stock corresponding to one LLC interest in the company. We used the majority of the proceeds of the offering and private placement to acquire our initial businesses and investments and to pay related expenses. On June 25, 2007, we dissolved the trust and completed a mandatory share exchange in which we exchanged all of the shares of beneficial interest in the trust held by each shareholder for an equal number of LLC interests in the company. As a result, each shareholder of the trust at the time of the exchange became a shareholder of, and with the same percentage interest in, the company.

Our Manager

We have entered into a management services agreement with our Manager. Our Manager is responsible for our day-to-day operations and affairs and oversees the management teams of our operating businesses. The company does not have and will not have any employees. Our Manager has the right to assign, or second, to the company, on a permanent and wholly dedicated basis, employees to assume the offices of chief executive officer and chief financial officer and makes other personnel available as required. The services performed for the company are provided at our Manager’s expense, including the compensation of our seconded officers.

Our Manager is a member of the Macquarie Group, which, together with its subsidiaries and affiliates worldwide, provides specialist investment, advisory, trading and financial services in select markets around the world. The Macquarie Group is headquartered in Sydney, Australia and is a global leader in advising on the acquisition, financing and development of infrastructure businesses and the management of infrastructure investment vehicles on behalf of third-party investors.

We believe that the Macquarie Group’s demonstrated expertise and experience in the management, acquisition and funding of infrastructure businesses provide us with a significant advantage in pursuing our strategy. Our Manager is part of the Macquarie Group’s IB Funds division, or IBF, which as of March 31, 2007 managed approximately $44 billion of equity on behalf of retail and institutional investors. Currently, the division manages a global portfolio of 106 businesses across 25 countries, the majority of which are held through its listed and unlisted funds and vehicles. These businesses include toll roads, airports and airport-related infrastructure, communications, media, electricity and gas distribution networks, water utilities, aged care, rail and ferry businesses. The IBF division has been operating since 1996 and currently has over 530 executives internationally, with more than 60 executives based in the United States.

We expect that the Macquarie Group’s infrastructure advisory division, with over 1,000 executives internationally, including more than 200 executives in North America, is an important source of acquisition opportunities and advice for us. During 2006, the Macquarie Group globally advised on infrastructure transactions valued at more than $32 billion. The Macquarie Group’s infrastructure advisory division is separate from the IBF division. Historically, the Macquarie Group’s advisory group has presented the various infrastructure investment vehicles in IBF with a significant number of high quality infrastructure acquisition opportunities.

Although it has no contractual obligation to do so, we expect that Macquarie’s infrastructure advisory division will continue to present our Manager with similar opportunities. Under the terms of the management services agreement, our Manager is obliged to present to us, on a priority basis, acquisition opportunities in the United States that are consistent with our strategy, as discussed below, and the Macquarie Group is our preferred financial adviser.

We also believe that our relationship with the Macquarie Group enables us to take advantage of its expertise and experience in debt financing for infrastructure businesses. As the typically strong, stable cash flows of infrastructure businesses are usually able to support high levels of debt relative to equity, we believe that the ability of our Manager and the Macquarie Group to source and structure low-cost project and other debt financing provides us with a significant advantage when acquiring businesses. We believe that relatively lower costs will help us to maximize returns to shareholders from those businesses.

We pay our Manager a management fee based primarily on our market capitalization. In addition, to incentivize our Manager to maximize shareholder returns, we may pay performance fees based on criteria set forth in the management services agreement. Our Manager can earn a performance fee equal to 20% of the outperformance, if any, of quarterly total returns to our shareholders above a weighted average of two benchmark indices, a U.S. utilities index and a European utilities index, weighted in proportion to our U.S. and non-U.S. equity investments. To be eligible for the performance fee, our Manager must also deliver total shareholder returns for the quarter that are positive. Any underperformance from prior periods is carried over to subsequent periods and must be exceeded in such subsequent period for our Manager to be eligible for the performance fee.

Principal Executive Offices

Our principal executive offices are located at 125 West 55th Street, New York, NY 10019. Our telephone number at that location is (212) 231-1000. You may also obtain additional information about us from our website, www.macquarie.com/mic. Information on our website is not a part of this prospectus.

SELLING SHAREHOLDER

We may register the reoffer and resale of LLC interests covered by this prospectus by our Manager. Because we are a well-known seasoned issuer, as defined in Rule 405 under the Securities Act, we may add secondary sales of the LLC interests by our Manager by filing a prospectus supplement or term sheet with the SEC. We may register the reoffer and resale of these LLC interests to permit our Manager to resell its LLC interests when it deems appropriate. Our Manager may resell all, a portion or none of its LLC interests at any time and from time to time. Our Manager may also sell, transfer or otherwise dispose of some or all of its LLC interests in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts our Manager may offer LLC interests for sale under this prospectus and any prospectus supplement or term sheet. We will pay all expenses incurred with respect to the registration of the LLC interests owned by our Manager, other than underwriting fees, discounts or commissions, which will be borne by our Manager. We will provide you with a prospectus supplement or term sheet naming our Manager, the amount of LLC interests to be registered and sold and any other terms of the resale of LLC interests by our Manager.

Material Relationships with the Selling Shareholder

The following discussion contains summary information regarding our relationship with our Manager. For a more complete discussion of our relationship with and related party transactions involving various members of the Macquarie Group, please see the section entitled “Certain Relationships and Related Party Transactions” in our definitive Proxy Statement, dated April 20, 2007, and our quarterly and current reports which are incorporated by reference into this prospectus.

Our Manager’s Relationship with the Macquarie Group

Our Manager is an indirect wholly owned subsidiary within the Macquarie Group.

Contractual Arrangements

At the closing of our initial public offering, we entered into a management services agreement with our Manager, providing for its management of our day-to-day operations and affairs and oversight of the management teams of our operating businesses. See “Our Manager — Management Services Agreement” for a further discussion of the terms of this agreement.

Our Manager acquired 2,000,000 shares of trust stock from the company concurrently with the closing of our initial public offering with an aggregate purchase price of $50 million, at a purchase price per share equal to the initial public offering price of $25. In addition, our Manager may elect, and has in the past elected, to reinvest all or any portion of its management fees in shares of trust stock, or LLC interests, as applicable, at a price based on calculations set forth in the management services agreement. Upon the dissolution of the trust and the completion of the share exchange described above under “Macquarie Infrastructure Company — General,” the shares of trust stock owned by our Manager were exchanged for a corresponding number of LLC interests.

Pursuant to the terms of the management services agreement, our Manager may sell up to 65% of the LLC interests representing its initial investment at any time and may sell the balance at any time from and after December 21, 2007. We entered into a registration rights agreement with our Manager under which we agreed to register the LLC interests owned by our Manager. In addition, our Manager may also require us to include its LLC interests in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering.

RISK FACTORS

An investment in the LLC interests involves a number of risks. For a discussion of risks related to our business, please see Part I, Item 1A “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 1, 2007, which is incorporated in this prospectus by reference. You should carefully read and consider the risks described below and elsewhere in this prospectus, as well as those described in the documents we incorporate by reference, before investing in our LLC interests.

Risks Related to Ownership of Our LLC Interests

Future sales of LLC interests may affect the market price of our LLC interests.

We cannot predict what effect, if any, future sales of our LLC interests, or the availability of LLC interests for future sale, will have on the market price of our LLC interests. Sales of substantial amounts of our LLC interests in the public market, or the perception that such sales could occur, could adversely affect the market price of our LLC interests and may make it more difficult for you to sell your LLC interests at a time and price which you deem appropriate.

As of the date of this prospectus, 2,578,648 LLC interests were held by our Manager, and an additional 248,512 LLC interests were held by our directors and executive officers. Additionally, while our management services agreement currently prohibits our Manager from selling 700,000 of its LLC interests, this restriction will expire on December 21, 2007. Thereafter, our Manager may sell all or a portion of these LLC interests, as well as LLC interests that it may acquire as a result of its election to reinvest all or any portion of its management fees in LLC interests. In addition, pursuant to the registration rights agreement between us and our Manager, we have granted our Manager rights to require us to register under the Securities Act the public sale of its existing LLC interests and any additional LLC interests our Manager may acquire in the future. By exercising its registration rights and selling a large number of shares, our Manager could cause the price of our LLC interests to decline.

The market price and marketability of our LLC interests may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

The market price of our LLC interests may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our LLC interests and may adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally;

•	significant volatility in the market price and trading volume of securities of registered investment companies, business development companies or companies in our sectors, which may not be related to the operating performance of these companies;

•	fluctuations in interest rates;

•	changes in our earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulatory policies or tax law;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Certain provisions of the management services agreement, the third amended and restated operating agreement of the company and other agreements make it difficult for third parties to acquire control of the company and could deprive you of the opportunity to obtain a takeover premium for your LLC interests.

Under the terms of the management services agreement, our Manager must significantly underperform in order for the management services agreement to be terminated. The company’s board of directors cannot remove our Manager unless:

•	our LLC interests, or trust stock prior to the dissolution of the trust, underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of the outstanding LLC interests (excluding any LLC interests owned by our Manager or any affiliate of the Manager) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement, or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

Our Manager’s performance will be measured by the market performance of our LLC interests, or trust stock prior to the dissolution of the trust, relative to a weighted average of two benchmark utilities indices, a U.S. utilities index and a European utilities index, weighted in proportion to our U.S. and non-U.S. equity investments. As a result, even if the absolute market performance of our LLC interests does not meet expectations, the company’s board of directors cannot remove our Manager unless the market performance of our LLC interests, or trust stock, as applicable, also significantly underperforms the benchmark. If we were unable to remove our Manager in circumstances where the absolute market performance of our LLC interests or trust stock does not meet expectations, the market price of our LLC interests or trust stock could be negatively affected.

In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides that, in circumstances where the LLC interests cease to be listed on a recognized U.S. national securities exchange as a result of the acquisition of LLC interests by third parties in an amount that results in the LLC interests ceasing to meet the distribution and trading criteria on such exchange or market, the Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the management services agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on the Manager’s exercise of its rights to resign as our Manager subsequent to a delisting of our LLC interests could delay or prevent a change in control of the company that may favor our shareholders. Furthermore, where our Manager elects not to resign subsequent to a delisting and unless otherwise approved in writing by our Manager, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the company or their respective affiliates without the prior written approval of the Manager. These provisions could also delay or prevent a change in control of the company that may favor our shareholders.

The third amended and restated operating agreement of the company, which we refer to as the LLC agreement, contains a number of provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, control the company. These provisions include:

•	restrictions on the company’s ability to enter into certain transactions with our major shareholders, with the exception of our Manager, modeled on the limitation contained in Section 203 of the Delaware General Corporation Law;

•	allowing only the company’s board of directors to fill vacancies, including newly created directorships, and requiring that directors may be removed only for cause and by a shareholder vote of 66 2/3%;

•	requiring that only the company’s chairman or board of directors may call a special meeting of our shareholders;

•	prohibiting shareholders from taking any action by written consent;

•	establishing advance notice requirements for nominations of candidates for election to the company’s board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders’ meeting;

•	having a substantial number of additional authorized but unissued LLC interests;

•	providing the company’s board of directors with broad authority to amend the LLC agreement; and

•	requiring that any person who is the beneficial owner of 7 1/2 percent or more of our LLC interests to make a number of representations to the City of Chicago in its standard form of Economic Disclosure Statement, or EDS.

In addition, most of the contracts governing our debt arrangements contain change of control provisions that would require repayment or cause a default in the event our Manager or another member of the Macquarie Group ceases to manage the company.

Risks Related to Taxation

The current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law may be adversely affected, changed or repealed in the future.

Under current law, qualified dividend income and long-term capital gains are taxed to non-corporate investors at a maximum U.S. federal income tax rate of 15%. This tax treatment may be adversely affected, changed or repealed by future changes in tax laws at any time and is currently scheduled to expire for tax years beginning after December 31, 2010.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement or term sheet, we expect to use the net proceeds from our sale of LLC interests under this prospectus for general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures, investments and acquisitions. Unless otherwise set forth in the applicable prospectus supplement or term sheet, we will not receive any proceeds from the sale of LLC interests by our Manager. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement or term sheet relating to such offering.

OUR MANAGER

Management Services Agreement

The company and its managed subsidiaries appointed Macquarie Infrastructure Management (USA) Inc. as Manager pursuant to the terms of a management services agreement, which has been amended and restated to give effect to the dissolution of the trust and the share exchange. Under the management services agreement, the company’s direct, wholly owned subsidiaries are referred to as managed subsidiaries. The material elements of the amended and restated management services agreement are summarized below. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the amended and restated management services agreement, which has been filed as an exhibit to our Current Report on Form 8-K, filed with the SEC on June 22, 2007.

Duties of Our Manager

The management services agreement defines our Manager’s duties and responsibilities. Subject to the oversight and supervision of the company’s board of directors, our Manager manages the company’s and the managed subsidiaries’ day-to-day business and affairs. The company does not have any employees. Our Manager has the right to second to the company, on a permanent and wholly dedicated basis, our chief executive officer and chief financial officer. The company’s board of directors elects the seconded chief executive officer and chief financial officer as officers of the company in accordance with the terms of the LLC agreement as amended from time to time, and the operating objectives, policies and restrictions of the company in existence from time to time.

Our Manager agreed to perform the following duties:

•	cause the carrying out of all of the company’s day-to-day management, secretarial, accounting, administrative, liaison, representative, regulatory and reporting functions and obligations and those of its managed subsidiaries;

•	maintain the company’s and managed subsidiaries’ books and records consistent with industry standards and in compliance with the rules and regulations promulgated under the Securities Act and the Exchange Act and with GAAP;

•	identify, evaluate and recommend, through the company’s officers, acquisitions or investment opportunities from time to time; and, if the company’s board of directors approves any acquisition or investment, negotiate and manage such acquisitions or investments on the company’s behalf; and thereafter manage those acquisitions or investments, as a part of the company’s business under the management services agreement, on behalf of the company and any relevant managed subsidiary. To the extent acquisition or investment opportunities covered by the priority protocol described below are offered to our Manager or to entities that are managed by subsidiaries within the IB Funds division (or any such successor thereto) of the Macquarie Group, our Manager will offer any such acquisition or investment opportunities to the company in accordance with the priority protocol described below unless our chief executive officer notifies our Manager in writing that the acquisition or investment opportunity does not meet the company’s acquisition criteria, as determined by the company’s board of directors from time to time. The company acknowledges and agrees that (i) no Manager affiliate has any obligation to offer any acquisition or investment opportunities covered by the priority protocol described below to our Manager or to the IB Funds division of the Macquarie Group, (ii) any Manager affiliate is permitted to establish further investment vehicles that will seek to invest in infrastructure businesses in the United States, provided that the then-existing rights of the company and the managed subsidiaries pursuant to the management services agreement are preserved, and (iii) in the event that an acquisition or investment opportunity is offered to the company by our Manager and the company determines that it does not wish to pursue the acquisition or investment opportunity in full, any portion of the opportunity which the company does not wish to pursue may be offered to any other person, including a new investment vehicle or any other investment vehicle managed by the Macquarie Group, in the sole discretion of our Manager or any Manager affiliate;

•	attend to all matters necessary to ensure the professional management of any business controlled by the company;

•	identify, evaluate and recommend the sale of all or any part of the business that the company owns from time to time in accordance with the company’s criteria and policies then in effect and, if such proposed sale is approved by the company’s board of directors and the board of directors of any relevant managed subsidiary, negotiate and manage the execution of the sale on the company’s behalf and on behalf of any relevant managed subsidiary;

•	recommend and, if approved by the company’s board of directors, use its reasonable efforts to procure the raising of funds whether by way of debt, equity or otherwise, including the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect thereof, but without any obligation to provide such funds;

•	recommend changes to the company’s LLC agreement and the management services agreement to the company’s board of directors;

•	recommend capital reductions, including repurchases of LLC interests, to the company’s board of directors;

•	recommend to the company’s board of directors and, as applicable, the boards of directors of the managed subsidiaries the appointment, hiring and dismissal (including all material terms related thereto) of officers, staff and consultants to the company, its managed subsidiaries and any of their subsidiaries, as the case may be;

•	cause the carrying out of maintenance to, or development of, any part of the business or any asset of the company or any managed subsidiary approved by the company’s board of directors;

•	when appropriate, recommend to the company’s board of directors nominees of the company as directors of the managed subsidiaries and any of their subsidiaries or companies in which the company, its managed subsidiaries or any of their subsidiaries has made an investment;

•	recommend to the company’s board of directors the payment of dividends and interim dividends to its shareholders;

•	prepare all necessary budgets for the company for submission to the company’s board of directors for approval;

•	make recommendations to the boards of directors of the company and its managed subsidiaries for the appointment of auditors, accountants, legal counsel and other accounting, financial or legal advisers and technical, commercial, marketing or other independent experts;

•	make recommendations with respect to the exercise of the voting rights to which the company or any managed subsidiary is entitled in respect of its investments;

•	recommend and, subject to approval of the company’s board of directors, provide or procure all necessary technical, business management and other resources for the company’s subsidiaries, including the managed subsidiaries, and any other entities in which the company has made an investment;

•	do all things necessary on its part to enable the company’s and, as applicable, each managed subsidiary’s compliance with:

•	the requirements of applicable law, including the rules and regulations promulgated under the Securities Act or the Exchange Act or the rules, regulations or procedures of any foreign, federal, state or local governmental, judicial, regulatory or administrative authority, agency or commission; and

•	any contractual obligations by which the company or any of its managed subsidiaries is bound;

•	prepare and, subject to approval of the company’s board of directors, arrange to be filed on the company’s behalf with the SEC, any other applicable regulatory body, the NYSE or any other applicable stock exchange or automated quotation system, in a timely manner, all annual, quarterly, current and other reports the company is required to file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act;

•	attend to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of the company or any of its managed subsidiaries subject to approval by the relevant board of directors of the company or any such managed subsidiary;

•	attend to the timely calculation and payment of taxes and the filing of all tax returns by the company and each of its subsidiaries;

•	attend to the opening, closing, operation and management of all company and managed subsidiary bank accounts and accounts held with other financial institutions, including making any deposits and withdrawals reasonably necessary for the management of the company’s and the managed subsidiaries’ day-to-day operations;

•	cause the consolidated financial statements of the company and its subsidiaries for each fiscal year to be prepared and quarterly interim financial statements to be prepared in accordance with applicable accounting principles for review and audit as required by law;

•	recommend the arrangements for the holding and safe custody of the company’s property, including the appointment of custodians or nominees;

•	manage litigation in which the company or any managed subsidiary is sued or commence litigation after consulting with, and subject to the approval of, the board of directors of the company or such managed subsidiary;

•	carry out valuations of any of the company’s assets or the assets of any of its subsidiaries or arrange for such valuation to occur as and when our Manager deems necessary or desirable in connection with the performance of its obligations under the management services agreement, or as otherwise approved by the company’s board of directors;

•	make recommendations in relation to and effect the entry into insurance of the company’s assets, or the assets of any of its managed subsidiaries and their subsidiaries, together with other insurances against other risks, including directors and officers insurance, as our Manager and the board of directors of the company or any managed subsidiary, as applicable, may from time to time agree; and

•	provide all such other services as may from time to time be agreed upon with the company, including any and all accounting and investor relations services (such as the preparation and organization of communications with shareholders and shareholders’ meetings) and all other duties reasonably related to day-to-day operations of the company and its managed subsidiaries.

In addition, our Manager must:

•	maintain professional indemnity insurance and fraud and other insurance and maintain such coverage as is reasonable having regard to the nature and extent of its obligations under the management services agreement;

•	exercise all due care, loyalty, skill and diligence in carrying out its duties under the management services agreement as required by applicable law;

•	provide the company’s board of directors and/or the compensation committee with all information in relation to the performance of our Manager’s obligations under the management services agreement as the company’s board of directors and/or the compensation committee may request;

•	promptly deposit all amounts payable to the company or the managed subsidiaries, as the case may be, to a bank account held in the company’s name, or in the name of a managed subsidiary, as applicable;

•	ensure that all of the company’s property and that of the managed subsidiaries is clearly identified as such, held separately from property of our Manager and, where applicable, in safe custody;

•	ensure that all of the company’s property and that of the managed subsidiaries (other than money to be deposited to any company or managed subsidiary bank account, as the case may be) is transferred to or otherwise held in the company’s name or in the name of a managed subsidiary, as the case may be, or any nominee or custodian appointed by the company or a managed subsidiary, as the case may be;

•	prepare detailed papers and agendas for scheduled meetings of the board of directors (and all committees thereof) of the company and the managed subsidiaries that, where applicable, contain such information as is reasonably available to our Manager to enable the boards of directors (and any such committees) to base their opinion; and

•	in conjunction with the papers referred to in the bullet point above, prepare or cause to be prepared reports to be considered by the board of directors of the company or the managed subsidiaries (or any applicable committee thereof) in accordance with the company’s internal policies and procedures (1) on any acquisition, investment or sale of any part of the business proposed for consideration by any such board of directors or committee, (2) on the management of the business and (3) otherwise in respect of the performance of our Manager’s obligations under the management services agreement, in each case that the company may require and in such form that the company and our Manager agree upon or as otherwise reasonably requested by any such board of directors (or any applicable committee thereof).

Board Appointee

Pursuant to the terms of the management services agreement and the LLC agreement, for so long as our Manager or any affiliate of our Manager holds at least 200,000 LLC interests (as adjusted to reflect any subsequent equity splits or similar recapitalizations), our Manager has the right to appoint one director to the company’s board of directors and an alternate for such appointee, and such director, or alternate, if applicable, will serve as the chairman of the board of directors. Our Manager’s appointees on the company’s board of directors are not required to stand for election by our shareholders.

Our Manager’s appointees do not receive any compensation (other than out-of-pocket expenses) and do not have any special voting rights. The appointees of our Manager shall not participate in discussions regarding, or vote on, any related party transaction in which any affiliate of our Manager has an interest. The audit committee of the board of directors is responsible for approving all related party transactions.

Secondment of Our Chief Executive Officer and Chief Financial Officer

Under the management services agreement, our Manager has the right to second to us our chief executive officer and chief financial officer on a permanent and wholly dedicated basis. The company’s board of directors elects the seconded chief executive officer and chief financial officer as officers of the company in accordance with the terms of the LLC agreement. Our Manager and the company’s board of directors agree from time to time to second to the company one or more additional individuals to serve as officers or otherwise of the company. All seconded persons remain employees of, and are remunerated by, our Manager or an affiliate of our Manager. Our Manager also provides on a non-seconded basis and at its own cost other personnel as required to meet its obligations under the management services agreement.

Our Manager or an affiliate of our Manager determines and pays the compensation of the chief executive officer and chief financial officer with input from the company’s board of directors. In establishing the remuneration for the chief executive officer and chief financial officer, our Manager or an affiliate of our Manager will take into account the following considerations: the standard remuneration guidelines as adopted by our Manager or an affiliate of our Manager from time to time; assessment by our Manager or an affiliate of our Manager of the respective individual’s performance, our Manager’s performance and the company’s and its subsidiaries’ performance, financial or otherwise; and assessment by the company’s board of directors of the respective individual’s performance and the performance of our Manager.

After consultation with our Manager, the company’s board of directors may at any time request that our Manager replace any individual seconded to the company, and our Manager will, as promptly as practicable, replace such individual.

The company provides any individuals seconded to the company with adequate indemnities and maintains directors and officers insurance in support of the indemnities. Our Manager is required to reduce our management fees by the amount of any fees that any individual seconded to the company or any staff member or employee of our Manager or its affiliates receives as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has made an investment.

Expenses of the Company

The company and the managed subsidiaries have agreed jointly and severally to pay, or indemnify and reimburse if incurred by our Manager on the company’s behalf, all costs incurred by our Manager in relation to the proper performance of our Manager’s powers and duties under the management services agreement or in relation to the administration or management of the company, which include, but are not limited to, costs incurred with respect to:

•	the performance by our Manager of its obligations under the management services agreement;

•	all fees required to be paid to the SEC;

•	the acquisition, disposition, insurance, custody and any other transaction in connection with assets of the company or any managed subsidiary and any proposed acquisition, disposition or other transaction in connection with an investment, provided that no reimbursement will be made except for costs that have been authorized by the company and the relevant managed subsidiary;

•	the administration or management of the company, the managed subsidiaries and the business;

•	financing arrangements on behalf of the company or any managed subsidiary or guarantees in connection with the company or any managed subsidiary, including hedging costs;

•	stock exchange listing fees;

•	underwriting of any offer and sale of LLC interests, including underwriting fees, handling fees, costs and expenses, amounts payable under indemnification or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by our Manager of its obligations, representations or warranties (if any) under any such underwriting agreement;

•	convening and holding meetings of shareholders;

•	taxes incurred by our Manager on behalf of the company or any subsidiary (including any amount charged by a supplier of goods or services or both to our Manager by way of or as a reimbursement for value added taxes) and financial institution fees;

•	engagement of agents, valuers, contractors and advisers, whether or not associates of our Manager;

•	engagement of accountants for the preparation and/or audit of financial information, financial statements and tax returns of the company and the managed subsidiaries;

•	termination of the management services agreement and the retirement or removal of our Manager and the appointment of a replacement;

•	any court proceedings, arbitration or other dispute concerning the company or any of the managed subsidiaries, including proceedings against our Manager, except to the extent that our Manager is found by a court to have acted with gross negligence, willful misconduct, bad faith or reckless disregard of its duties or engaged in fraudulent or dishonest acts;

•	advertising, investor relations and promotion of the company; and

•	complying with any other applicable law or regulation.

Termination of Management Services Agreement

The company’s board of directors may terminate the management services agreement and our Manager’s appointment only if:

•	our LLC interests, or trust stock prior to the dissolution of the trust, underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of shares or LLC interests (excluding any LLC interests owned by our Manager or any Manager affiliate) vote to remove our Manager (see example of quarterly performance test calculation below); or

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice; or

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

The management services agreement permits our Manager to resign and terminate the management services agreement at any time with 90 days’ written notice to the company, and this right is not contingent upon our finding a replacement. If our Manager resigns, it is under no obligation to find a replacement before resigning. However, if our Manager resigns, until the date on which the resignation becomes effective, it will, upon request of the company’s board of directors, use reasonable efforts to assist the company’s board of directors to find replacement management.

If at any time the LLC interests cease to be listed on a recognized U.S. national securities exchange as a result of the acquisition of LLC interests by third parties in an amount that results in the LLC interests ceasing to meet the distribution and trading criteria of such exchange or market, then:

(i) unless otherwise approved in writing by our Manager:

(A) any proceeds from the sale, lease or exchange of the assets of the company or any of its subsidiaries, subsequent to the delisting of the LLC interests, in one or more transactions, which in aggregate exceed 15% of the value of the company (as calculated by multiplying the price per LLC interest stated in clause (i) of the definition of “Termination Fee” below by the aggregate number of LLC interests issued and outstanding, other than LLC interests held in treasury, on the date the LLC interests cease to be listed), shall be reinvested in new assets of the company (other than cash or cash equivalents) within six months of the date on which the aggregate proceeds from such transaction or transactions exceed 15% of the value of the company;

(B) neither the company nor any of its subsidiaries shall incur any new indebtedness or engage in any transactions with the shareholders of the company or affiliates of shareholders of the company; and

(C) the Macquarie Group shall no longer have any obligation to provide investment opportunities to the company pursuant to the priority protocol described below;

(ii) our Manager shall as soon as practicable provide a proposal for an alternate method to calculate fees to act as Manager on substantially similar terms as set forth in the management services agreement to the company’s board of directors for approval, which approval shall not be unreasonably withheld or delayed; or

(iii) our Manager may elect to resign and terminate the management services agreement upon 30 days’ written notice to the company and be paid the Termination Fee within 45 days of such notice.

Where:

“Termination Fee” means the amount calculated as follows: the sum of (i) all accrued and unpaid base management fees and performance fees for the period from the previous applicable fiscal quarter end date to the date our LLC interests ceased to be listed, using the volume weighted average price per LLC interest, paid by an acquiror in the transaction or series of transactions that led to the delisting of the LLC interests to calculate such fees, plus (ii) (a) if the price per LLC interest stated in (i) above multiplied by the aggregate number of LLC interests issued and outstanding, other than LLC interests held in treasury, on the date the LLC interests ceased to be listed is less than or equal to $500 million, 10% of such value, or (b) if the price per LLC interest stated in (i) above multiplied by the aggregate number of LLC interests issued and outstanding, other than LLC interests held in treasury, on the date the LLC interests ceased to be listed is greater than $500 million, $50 million plus 1.5% of such value in excess of $500 million.

Upon the resignation of our Manager and the termination of the management services agreement, or within 30 days of a delisting of our LLC interests, unless otherwise approved in writing by our Manager, the company and its subsidiaries will cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated by the company, the company and its subsidiaries will cease using the Macquarie brand within 30 days of termination.

Set out below is an example of the quarterly calculation of Manager performance that will be performed pursuant to the terms of the management services agreement. The results of the calculations are rounded for use in the example below; however, no rounding is applied under the terms of the management services agreement.

Manager Performance Test Example

Assumptions

B1 =	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.00
C1 =	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.10
J1 =	U.S. net equity value on the last business day of the previous fiscal quarter	75%
K1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.02
L1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.06
N1 =	Foreign net equity value on the last business day of the previous fiscal quarter	25%
P1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.00
Q1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.04

(1)	Calculation of performance test return for the period

Performance test return for the period

= (C1 − B1)/B1

= (1.1 − 1)/1

= 10%

This is the total return on the LLC interests for the fiscal quarter.

(2)	Calculation of performance test benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period

= J1 × (L1 − K1)/K1

= 75% × (1.06 − 1.02)/1.02

= 2.94%

= Y1

Weighted average percentage change in MSCI Europe Utilities Index over the period

= N1 × (Q1 − P1)/P1

= 25% × (1.04 − 1)/1

= 1%

= Z1

Performance test benchmark return for the period

= Y1 + Z1

= 2.94% + 1%

= 3.94%

This is the total return on the benchmark for the fiscal quarter against which our Manager’s performance is assessed.

For our Manager to fail the performance test for the fiscal quarter, the performance test return for the period must be less than:

(A) 3.94% − 2.5%

= 1.44%

and

(B) 70% of 3.94%

= 2.76%

As the performance test return is greater than (A) (the performance test benchmark return minus 2.5% in absolute terms) and (B) (the performance test benchmark return minus 30% in relative terms), our Manager passed the test for the fiscal quarter in the example above. Subject to a shareholder vote, we can remove our Manager if it fails to pass the performance test illustrated above in 16 out of 20 consecutive fiscal quarters.

Our Manager’s Investment and Registration Rights

Concurrently with the closing of our initial public offering on December 21, 2004, our Manager acquired 2,000,000 shares of trust stock with an aggregate purchase price of $50 million, at a purchase price per share equal to the initial public offering price, which we refer to as the initial investment. Pursuant to the terms of the management services agreement, our Manager may sell up to 65% of these shares at any time and may sell the balance at any time from and after December 21, 2007, the third anniversary of the closing of our initial public offering.

On December 21, 2004, in connection with the closing of our initial public offering, we entered into a registration rights agreement with our Manager under which we agreed to register the shares or LLC interests owned by our Manager. In addition, our Manager may also require us to include its LLC interests in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. LLC interests sold pursuant to any of these registration statements will be freely tradable in the public market without restriction.

Upon the dissolution of the trust and the completion of the share exchange described under “Macquarie Infrastructure Company — General,” the shares of trust stock owned by our Manager were exchanged for a corresponding number of LLC interests. The registration rights agreement remains unchanged and continues to be in effect, except that references to trust stock are now deemed to refer to LLC interests.

Acquisition Opportunities

Our Manager has exclusive responsibility for reviewing and making recommendations to the company’s board of directors with respect to acquisition opportunities and dispositions. In the event that an opportunity is not originated by our Manager, the company’s board of directors must seek a recommendation from our Manager prior to making a decision concerning any acquisition or disposition.

Our Manager and its affiliates will refer to the company’s board of directors any acquisition opportunities in accordance with the U.S. acquisition priorities below that are made available by any source to the IB Funds division of the Macquarie Group unless our chief executive officer determines that such opportunity does not meet our acquisition criteria adopted by the company’s board of directors.

U.S. Acquisition Priorities

The company has first priority ahead of all current and future entities managed by our Manager or by members of the Macquarie Group within the IB Funds division in each of the following infrastructure acquisition opportunities that are within the United States:

Sector
Airport fixed base operations
District energy
Airport parking

User pays assets, regulated assets and contracted
assets (as defined below) that represent an
investment of greater than AUD 40 million,
subject to the following qualifications:

Roads	The company has second priority after Macquarie Infrastructure Group, any successor thereto or spin-off managed entity thereof or any one managed entity, or a MIG Transferee, to which Macquarie Infrastructure Group has transferred a substantial interest in its U.S. Assets; provided that, in the case of such MIG Transferee, both Macquarie Infrastructure Group and such entity are co-investing in the proposed investment.

Airport ownership	The company has second priority after Macquarie Airports (consisting of Macquarie Airports Group (MAG) and Macquarie Airports (MAp)), any successor thereto or spin-off managed entity thereof or any one managed entity, or a MAp Transferee, to which Macquarie Airports has transferred a substantial interest in its U.S. Assets; provided that, in the case of such MAp Transferee, both Macquarie Airports and such entity are co-investing in the proposed investment.

Communications	The company has second priority after Macquarie Communications Infrastructure Group, any successor thereto or spin-off managed entity thereof or any one managed entity, or a MCG Transferee, to which Macquarie Communications Infrastructure Group has transferred a substantial interest in its U.S. Assets; provided that, in the case of such MCG Transferee, both Macquarie Communications Infrastructure Group and such entity are co-investing in the proposed investment.

User pays assets means businesses that are transportation-related and derive a majority of their revenues from a per use fee or charge.

Contracted assets means businesses that derive a majority of their revenues from long-term contracts with other businesses or governments.

Regulated assets means businesses that are the sole or predominant providers of at least one essential service in their service areas and where the level of revenue earned or charges imposed are regulated by government entities.

The company has first priority ahead of all current and future entities managed by our Manager or any Manager affiliate in all investment opportunities originated by a party other than our Manager or any Manager affiliate where such party offers the opportunity exclusively to the company and not to any other entity managed by our Manager or any Manager affiliate within the IB Funds division of the Macquarie Group.

Fees

The company and the managed subsidiaries will compensate our Manager for managing our operations through base management fees and performance fees, which are described below.

The company and the managed subsidiaries will pay our Manager a base management fee each fiscal quarter for services provided in the amount of (i) 0.375% per fiscal quarter of net investment value up to $500 million, (ii) $1.875 million per fiscal quarter plus 0.3125% per fiscal quarter of net investment value over $500 million and up to $1.5 billion, or (iii) $5 million per fiscal quarter plus 0.25% per fiscal quarter of net investment value over $1.5 billion, less:

(A) the amount of any fees paid by the company or any of its subsidiaries during the fiscal quarter to any individuals seconded to the company or to any officer, director, staff member or employee of our Manager or its affiliates, received as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has invested, excluding amounts paid as reimbursement for expenses, in each case to the extent such fees are not subsequently paid to the company or any of its subsidiaries; less

(B) the amount of any management fees other than performance-based management fees payable to our Manager or its affiliates for that fiscal quarter in relation to its management of an investment vehicle in which the company has invested (calculated in U.S. dollars using the applicable exchange rate on the last business day of such fiscal quarter) multiplied by the company’s percentage ownership in the investment vehicle on the last business day of the fiscal quarter; provided that, to the extent that such management fee accrues over a period in excess of any fiscal quarter, such management fee for any fiscal quarter will be estimated by our Manager and will be adjusted to actual in the fiscal quarter such fee becomes available; and less

(C) all base management fees previously earned in any fiscal quarter in relation to any future investment if it is determined conclusively during the relevant fiscal quarter that such future investment will not be completed.

For purposes of calculating the base management fees under the management services agreement, net investment value is calculated as follows:

•	the volume-weighted average market capitalization of the company, or the trust prior to its dissolution, over the last 15 trading days of the quarter (based on the volume-weighted average trading prices and average number of outstanding LLC interests, or, prior to the dissolution of the trust and the completion of the share exchange, shares of trust stock); plus

•	the amount of debt with recourse to the company or to its managed subsidiaries excluding any debt incurred on behalf of any subsidiary of a managed subsidiary; plus

•	the value of firm commitments for future investments, provided such firm commitments have not been outstanding for more than two consecutive fiscal quarters; and less

•	cash and cash equivalents held by the company and its managed subsidiaries, excluding amounts held for the benefit of any subsidiary of a managed subsidiary.

The company will pay performance fees to our Manager based on the total returns to shareholders, as measured by the return on the company accumulation index, relative to those of a benchmark. The benchmark is comprised of a weighted average of the MSCI U.S. IMI/Utilities Index and the MSCI Europe Utilities Index (in U.S. dollars), both calculated on a total return basis. The weightings used in the calculation of the benchmark will be adjusted quarterly in advance to reflect the fair values in U.S. dollars of our U.S. and non-U.S. businesses and investments. In the event that a more suitable benchmark becomes available, the benchmark may be changed as agreed upon by the company and our Manager.

Performance fees are calculated and payable quarterly in arrears in the amount of 20% of outperformance of the company accumulation index over the benchmark. Performance fees are payable only if there is a positive total return in the company accumulation index for the relevant quarter. If there is a negative total return in the company accumulation index but the company accumulation index outperforms the benchmark, such outperformance is carried forward and included in the calculation of performance fees in the subsequent period. Any underperformance of the company accumulation index relative to the benchmark is also carried forward and included in the calculation of performance fees in the subsequent period.

In the event of an offering by the company of greater than or equal to 15% of the total number of LLC interests issued and outstanding (excluding any issuance of LLC interests to the Manager upon reinvestment of management fees, in relation to any dividend reinvestment plan or employee or director benefit plan or in connection with the share exchange, the performance fee calculated in the fiscal quarter in which the offering occurs will be adjusted to reflect the performance of the price of such newly issued LLC interests relative to the performance of the benchmark for the period from the date of such offering to the end of the relevant fiscal quarter.

Base management fees and performance fees are due at the end of the relevant fiscal quarter and are payable in cash by the company and the managed subsidiaries. Our Manager may elect to reinvest all or any portion of its fees in LLC interests. If our Manager elects to reinvest its fees in LLC interests, the price of the LLC interests will be based on the volume-weighted average trading price of our outstanding LLC interests over the 15 trading days beginning on the trading day immediately following the record date for the payment of dividends relating to the most recent fiscal quarter or, otherwise, on the third trading day following an earnings release relating to such fiscal quarter. The company will at all times have reserved a sufficient number of LLC interests to enable our Manager to invest all reasonably foreseeable fees receivable in LLC interests.

By way of illustration, the tables below provide an example of a quarterly base management fee calculation and three examples of quarterly performance fee calculations. The results of the calculations are rounded for use in the examples below; however, no rounding is applied under the terms of the management services agreement. The performance fee examples also assume that there have been no adjustments required to reflect offerings equal to or greater than 15% of the total number of LLC interests issued and outstanding during the fiscal quarter.

Base Management Fee Example

Assumptions

A1 =	Average number of LLC interests issued and outstanding over the last 15 trading days of the fiscal quarter	25,000,000
A2 =	Volume-weighted average trading price per LLC interest over the last 15 trading days of the fiscal quarter	$20
A =	Market value of the LLC interests(A) = (A1) (A2)	$500,000,000
B =	External borrowings of the company and the managed subsidiaries at the end of the fiscal quarter not on behalf of a subsidiary of a managed subsidiary	$100,000,000
C =	Future investments as at the end of the fiscal quarter	Nil
D =	Cash balances of the company and the managed subsidiaries at the end of the fiscal quarter excluding amounts held on behalf of any subsidiary of a managed subsidiary	$20,000,000
E =	Non-performance-based management fees earned by an affiliate of the Manager from the management of a Macquarie Group managed investment vehicle in which the company has an investment	$1,000,000
F =	The company’s percentage ownership in the Macquarie Group managed investment vehicle on the last day of the fiscal quarter	15%
G =	Unreimbursed fees paid to secondees or employees of the Manager	Nil
H =	Base management fees previously earned by the Manager on future investments not completed	Nil

The net investment value for the fiscal quarter is calculated as follows:

= A + B + C − D

= $500,000,000 + $100,000,000 + $0 − $20,000,000

= $580,000,000

The base management fee for the fiscal quarter is calculated as follows:

= (applicable rate × net investment value) − (E × F) − G − H

= $1,875,000 + (0.3125% × ($580,000,000 − $500,000,000)) − ($1,000,000 × 15%) − 0 − 0

= $1,875,000 + $250,000 − $150,000 − 0 − 0

= $1,975,000

Performance Fee Example 1 — Outperformance and Performance Fee Paid

Assumptions

A1/X1 =	Average market capitalization of the company over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1 =	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.00
C1 =	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.05
J1 =	U.S. net equity value on the last business day of the previous fiscal quarter	65%
K1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.00
L1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.02
N1 =	Foreign net equity value on the last business day of the previous fiscal quarter	35%
P1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.00
Q1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.03
D =	“Deficit” carried forward from the previous period	Nil
S =	“Surplus” carried forward from the previous period	Nil

The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)	Calculation of return for the period

Return for the period:

= A1 × (C1 − B1)/B1

= $500,000,000 × (1.05 − 1)/1

= $25,000,000

Return for the period after allowing for any surplus carried forward:

= Return for the period + S

= $25,000,000 + $0

= $25,000,000

(2)	Calculation of benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period:

= J1 × (L1 − K1)/K1

= 65% × (1.02 − 1)/1

= 1.3%

= Y1

Weighted average percentage change in MSCI Europe Utilities Index (in U.S. dollars) over the period:

= N1 × (Q1 − P1)/P1

= 35% × (1.03 − 1)/1

= 1.05%

= Z1

Benchmark return for the period:

= X1 × (Y1 + Z1)

= $500,000,000 X (1.3% + 1.05%)

= $11,750,000

Benchmark return for the period after allowing for deficit carried forward:

= Benchmark return for the period + D

= $11,750,000 + $0

= $11,750,000

Performance fee for the period:

= 20% × (return − benchmark return)

= 20% × ($25,000,000 − $11,750,000)

= 20% × ($13,250,000)

= $2,650,000

As the return for the fiscal quarter is greater than the benchmark return for the fiscal quarter, a performance fee is payable in respect of the period to the order of $2,650,000.

Deficit carried forward to next period:

= $0

Performance Fee Example 2 — Underperformance and Deficit Carried Forward

Assumptions

A1/X1 =	Average market capitalization of the company over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1 =	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.05
C1 =	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.02
J1 =	U.S. net equity value on the last business day of the previous fiscal quarter	70%
K1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.02
L1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.05
N1 =	Foreign net equity value on the last business day of the previous fiscal quarter	30%
P1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.03
Q1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.06
D =	“Deficit” carried forward from the previous period	Nil
S =	“Surplus” carried forward from the previous period	Nil

The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)	Calculation of return for the period

Return for the period:

= A1 × (C1 − B1)/B1

= $500,000,000 × (1.02 − 1.05)/1.05

= $ − 14,285,714

Return for the period after allowing for any surplus carried forward:

= Return for the period + S

= $ − 14,285,714 + $0

= $ − 14,285,714

(2)	Calculation of benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period:

= J1 × (L1 − K1)/K1

= 70% × (1.05 − 1.02)/1.02

= 2.06%

= Y1

Weighted average percentage change in MSCI Europe Utilities Index (in U.S. dollars) over the period:

= N1 × (Q1 − P1)/P1

= 30% × (1.06 − 1.03)/1.03

= 0.87%

= Z1

Benchmark return for the period:

= X1 × (Y1 + Z1)

= $500,000,000 × (2.06% + 0.87%)

= $14,650,000

Benchmark return for the period after allowing for deficit carried forward:

= Benchmark return for the period + D

= $14,650,000 + $0

= $14,650,000

Performance fee for the period:

= 20% × (return 7 − benchmark return)

= 20% × ( − $14,285,714 − $14,650,000)

= $0 since return < benchmark return

As the return for the fiscal quarter is less than the benchmark return for the fiscal quarter, no performance fee is payable in respect of the period and a deficit is carried forward.

Deficit carried forward to next period:

= $14,650,000 − − $14,285,714

= $28,935,714

Performance Fee Example 3 — Outperformance and Performance Fee Paid After Recovery of Carried Forward Deficit

Assumptions

A1/X1 =	Average market capitalization of the company over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1 =	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.02
C1 =	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.10
J1 =	U.S. net equity value on the last business day of the previous fiscal quarter	75%
K1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.05
L1 =	Average closing of the MSCI U.S. IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.06
N1 =	Foreign net equity value on the last business day of the previous fiscal quarter	25%
P1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the previous fiscal quarter	1.06
Q1 =	Average closing of the MSCI Europe Utilities Index (in U.S. dollars) over the last 15 trading days of the current fiscal quarter	1.04
D =	“Deficit” carried forward from the previous period	$28,935,714
S =	“Surplus” carried forward from the previous period	Nil

The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)	Calculation of return for the period

Return for the period:

= A1 × (C1 − B1)/B1

= $500,000,000 × (1.1 − 1.02)/1.02

= $39,215,686

Return for the period after allowing for any surplus carried forward:

= Return for the period + S

= $39,215,686 + $0

= $39,215,686

(2)	Calculation of benchmark return for the period

Weighted average percentage change in MSCI U.S. IMI/Utilities Index over the period:

= J1 × (L1 − K1)/K1

= 75% × (1.06 − 1.05)/1.05

= 0.71%

= Y1

Weighted average percentage change in MSCI Europe Utilities Index (in U.S. dollars) over the period:

= N1 × (Q1 − P1)/P1

= 25% × (1.04 − 1.06)/1.06

= −0.47%

= Z1

Benchmark return for the period:

= X1 × (Y1 + Z1)

= $500,000,000 × (0.71% − 0.47%)

= $1,200,000

Benchmark return for the period after allowing for deficit carried forward:

= Benchmark return for the period + D

= $1,200,000 + $28,935,714

= $30,135,714

Performance fee for the period:

= 20% × (return − benchmark return)

= 20% × ($39,215,686 − $30,135,714)

= 20% × ($9,079,972)

= $1,815,994

As the return for the fiscal quarter is greater than the benchmark return for the fiscal quarter after allowing for recovery of the deficit carried forward from prior periods, a performance fee is payable in respect of the period to the order of $1,815,994.

Deficit carried forward to next period:

= $0

DESCRIPTION OF LLC INTERESTS

General

The following is a summary of the material terms of the limited liability company interests in Macquarie Infrastructure Company LLC, which we refer to as the LLC interests. Our third amended and restated operating agreement, as amended from time to time, which we refer to as the LLC agreement, provides for the issuance of the LLC interests and the distributions on and voting rights of the LLC interests. The following description is subject to the provisions of the Delaware Limited Liability Company Act. Certain provisions of the LLC agreement are intended to be consistent with the Delaware General Corporation Law, and the powers of the company and the shareholders of the company are generally intended to be similar in many respects to those of a Delaware corporation. In some instances, this summary refers to specific differences between the rights of holders of LLC interests, on the one hand, and the rights of shareholders of a Delaware corporation, on the other hand. Similarly, in some instances this summary refers to specific differences between the attributes of LLC interests, on the one hand, and shares of stock of a Delaware corporation, on the other hand. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the LLC agreement, which will govern your rights as a holder of LLC interests, which is filed as an exhibit to our Current Report on Form 8-K, filed with the SEC on June 22, 2007.

Authorized LLC Interests

The company is authorized to issue 500,000,000 LLC interests. Currently, the company has 37,562,165 LLC interests outstanding. The company does not intend to issue any other class of LLC interests. All LLC interests will be fully paid and nonassessable upon payment therefor.

Dividends and Distributions

The board of directors of the company may, in its sole discretion and at any time, declare and pay dividends of the company and make and pay distributions from the net cash flow of the company to the holders of its LLC interests, in proportion to their percentage of the aggregate number of our outstanding limited liability company interests, as they appear on the LLC interest register on the related record date. “Net cash flow,” for any period, is defined as the gross cash proceeds of the company for such period less the portion thereof used to pay or establish reserves for company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the board of directors of the company. Net cash flow will not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but will be increased by any reductions of reserves discussed in the prior sentence.

Voting Rights

Each outstanding LLC interest is entitled to one vote on any matter with respect to which the shareholders of the company are entitled to vote, as provided in the LLC agreement and as detailed below.

The LLC agreement provides that the shareholders are entitled, at the annual meeting of shareholders of the company, to vote for the election of all of the directors other than any director appointed by our Manager. Because the LLC agreement does not provide for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding LLC interests represented at a meeting will effectively be able to elect all the directors of the company standing for election.

Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the LLC Interests

The LLC agreement provides that a holder of LLC interests has the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement.

Optional Purchase by Acquirer of 90% of LLC Interests

The LLC agreement provides that, if at any time more than 90% of the then outstanding LLC interests are held by one person, whom we refer to as the acquirer, such acquirer has the right to purchase from the other shareholders for cash all, but not less than all, of the outstanding LLC interests that the acquirer does not own. The acquirer can exercise its right to effect such purchase by delivering notice to the company of its election to make the purchase not less than 60 days prior to the date which it selects for the purchase. The company will use reasonable efforts to cause the transfer agent to mail the notice of the purchase to the record holders of the LLC interests at least 30 days prior to purchase.

Upon the acquirer’s exercise of its purchase right, the LLC agreement provides that members other than the acquirer shall be required to sell all, but not less than all, of their outstanding LLC interests at the offer price. The offer price will be equal to the average closing price (as described below) per LLC interest, on the 20 trading days immediately prior to, but not including, the date of the acquisition exchange. While this provision of the LLC agreement provides for a fair price requirement, the LLC agreement does not provide members with appraisal rights that shareholders of a Delaware corporation would be entitled to under Section 262 of the Delaware General Corporation Law.

The closing price of the LLC interests, as applicable, on any date of determination means:

•	the closing sale price (or, if no closing price is reported, the last reported sale price) of an LLC interest (regular way) on the NYSE on such date;

•	if the LLC interests are not listed for trading on the NYSE on any such date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which the LLC interests are so listed;

•	if the LLC interests are not so reported, the last quoted bid price for the LLC interests in the over-the-counter market as reported by the National Quotation Bureau or a similar organization; or

•	if the LLC interests are not so quoted, the average of the midpoint of the last bid and ask prices for the LLC interests from at least three nationally recognized investment firms that the company selects for such purpose.

Dissolution of the Company

The LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:

•	the adoption of a resolution by a majority vote of the board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of a majority of the outstanding LLC interests entitled to vote thereon;

•	the unanimous vote of its shareholders to dissolve, wind up and liquidate the company; or

•	a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company as then currently operated as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act.

Following the occurrence of a dissolution event with respect to the company, the company will be wound up in accordance with the terms of the LLC agreement. Upon the winding up of the company, the then holders of LLC interests will be entitled to share ratably in the assets of the company legally available for distribution following payment to creditors.

Anti-Takeover Provisions

Certain provisions of the management services agreement and the LLC agreement may make it more difficult for third parties to acquire control of the company by various means. These provisions could deprive the shareholders of the company of opportunities to realize a premium on the LLC interests owned by them. In addition, these provisions may adversely affect the prevailing market price of the LLC interests. These provisions are intended to:

•	protect the position of our Manager and its rights to manage the business and affairs of the company under the management services agreement;

•	enhance the likelihood of continuity and stability in the composition of the board of directors of the company and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the company to consult first with the board of directors of the company to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding LLC interests or that is otherwise unfair to shareholders of the company.

Anti-Takeover Effects of the Management Services Agreement

The limited circumstances in which our Manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our Manager may only be terminated by the company in the following circumstances:

•	our LLC interests, or shares of trust stock prior to the dissolution of the trust, underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of LLC interests (excluding any LLC interests owned by our Manager or any affiliate of our Manager) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides that in circumstances where the LLC interests cease to be listed on a recognized U.S. national securities exchange as a result of the acquisition of LLC interests by third parties in an amount that results in the LLC interests ceasing to meet the distribution and trading criteria on such exchange or market, the Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the management services agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on the Manager’s exercise of its right to resign as our Manager subsequent to a delisting of our shares could delay or prevent a change in control that may favor our shareholders. Furthermore, in the event of such a delisting and unless otherwise approved in writing by our Manager, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the company or their affiliates without the prior written approval of the Manager. These provisions could deprive the shareholders of the company of opportunities to realize a premium on the LLC interests owned by them.

Furthermore, upon resignation of our Manager and the termination of the management services agreement, or within 30 days of a delisting of our LLC interests unless otherwise agreed by our Manager, the company and its subsidiaries will cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated by the company, the company and its subsidiaries will cease using the Macquarie brand within 30 days of termination.

Anti-Takeover Provisions in the LLC Agreement

A number of provisions of the LLC agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the company. The LLC agreement prohibits the merger or consolidation of the company with or into any limited liability company, corporation, trust or any other unincorporated business or the sale, lease or exchange of all or substantially all of company’s assets unless the board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of a majority of the outstanding LLC interests entitled to vote thereon; provided, however, that any LLC interests held by the Manager or an affiliate or associate of the Manager shall not be entitled to vote to approve any merger or consolidation with or into, or sale, lease or exchange to, the Manager or any affiliate or an associate thereof. In addition, the LLC agreement contains provisions based on Section 203 of the Delaware General Corporation Law which prohibit the company from engaging in a business combination with an interested shareholder unless such business combination is approved by the affirmative vote of the holders of 66 2/3% of the outstanding LLC interests in the company (other than those LLC interests held by the interested shareholder or any affiliate or associate thereof).

A “business combination” means:

•	any merger or consolidation of the company or a subsidiary of the company with an interested shareholder or any person that is, or after such merger or consolidation would be, an affiliate or associate of an interested shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder of any assets of the company or a subsidiary of the company, having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	the issuance or transfer by the company or any subsidiary of the company (in one transaction or series of transactions) of any securities of the company or any subsidiary of the company to, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	any spinoff or split-up of any kind of the company or a subsidiary of the company proposed by or on behalf of an interested shareholder or an affiliate or associate of the interested shareholder; or

•	any reclassification of the LLC interests (including any reverse split of LLC interests, or both) or recapitalization of the company, or any merger or consolidation of the company with any subsidiary of the company, or any other transaction that has the effect of increasing the percentage of the outstanding LLC interests in the company or any subsidiary of the company or any class of securities of the company or any subsidiary of the company convertible or exchangeable for LLC interests or equity securities of any subsidiary, as the case may be, that are directly or indirectly owned by an interested shareholder or any affiliate or associate of an interested shareholder; or

•	any agreement, contract or other arrangement providing for any one or more of the actions in the above bullet points.

Please see “Our Manager — Management Services Agreement — Fees” for a description of the definition of “net investment value.”

An “interested shareholder” is a person (other than our Manager, the company or any subsidiary of the company or any employee benefit plan) who:

•	is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the LLC interests, or trust stock, as applicable, and who did not become the beneficial owner of such amount of LLC interests or trust stock pursuant to a transaction that was approved by the company’s board of directors; or

•	is an assignee of, or has otherwise succeeded to, any LLC interests of which an interested shareholder was the beneficial owner at any time within the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering.

Subject to the right of our Manager to appoint one director and his or her successor in the event of a vacancy, the LLC agreement authorizes only the board of directors of the company to fill vacancies, including for newly created directorships. This provision could prevent a shareholder of the company from effectively obtaining an indirect majority representation on the board of directors of the company by permitting the existing board to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement also provides that, with the exception of the director appointed to serve as Chairman by our Manager, directors may be removed only for cause and only by the affirmative vote of holders of 66 2/3% of the outstanding LLC interests.

The LLC agreement does not permit holders of the LLC interests to act by written consent. Instead, shareholders may only take action via proxy, which may be presented at a duly called annual or special meeting of shareholders of the company. Furthermore, the LLC agreement provides that special meetings may only be called by the chairman of the board of directors of the company or by resolution adopted by the board of directors. The LLC agreement also provides that shareholders seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of shareholders of the company, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of the company. In addition, the shareholder furnishing such notice must be a shareholder of record on both (1) the date of delivering such notice and (2) the record date for the determination of shareholders entitled to vote at such meeting. The LLC agreement specifies certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting or from making nominations for directors at an annual or special meeting.

Authorized but unissued LLC interests are available for future issuance, without approval of the shareholders of the company. These additional LLC interests may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions. The existence of authorized but unissued LLC interests could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

In addition, the board of directors of the company has broad authority to amend the LLC agreement, as discussed below. The board could, in the future, choose to amend the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Disclosure Requirements Applicable to Seven-and-One-Half Percent Investors

In the event that we are required to obtain approval from the City of Chicago in the future for any matter, including to expand our district cooling system in downtown Chicago or to amend the use agreement we have entered into with the City of Chicago, we will need to, and certain of our investors may need to, submit an Economic Disclosure Statement, or EDS, to the City of Chicago. The LLC agreement requires any holder of 7 1/2 percent of the LLC interests to prepare and provide to us an executed EDS for submission to the City within 30 days of our written request. Completion of the then-current EDS is likely to involve making a number of representations, acknowledgements and agreements, including the following:

Representations

•	whether the investor has had a “business relationship” with any City of Chicago elected official in the 12 months before the date of the EDS;

•	the investor is not delinquent in the payment of any tax administered by the Illinois Department of Revenue, nor is it or its affiliates delinquent in paying any fine, fee, tax or other charge owed to the City of Chicago;

•	the investor and its affiliates have not, in the past five years, been found in violation of any City of Chicago, state or federal law or regulation, including environmental laws or regulations;

•	the investor, and its officers, directors, partners, members, managers and executive directors, if any, have not, in the past five years, been convicted or found liable in connection with a public transaction or contract or antitrust violations, fraud, embezzlement, theft, forgery, falsification or destruction of records, making false statements, receiving stolen property, had one or more public transactions terminated for cause or default or engaged in acts of bribery, bid-rigging or bid collusion;

•	the investor and its affiliates are not listed on any list of suspect or debarred persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the Bureau of Industry and Security of the U.S. Department of Commerce or their successors; and

•	the investor has searched any and all of its records and the records of any and all predecessor entities for records of investments or profits from slavery, the slave industry or slaveholder insurance policies, and has either found no such records and no records of names of any slaves or slaveholders or has provided full disclosure to the City of Chicago as required in the EDS.

Acknowledgements and Agreements

•	the investor will comply fully with the City’s Governmental Ethics and Campaign Financing Ordinances;

•	the investor understands and will comply with the applicable requirements of the City of Chicago’s Governmental Ethics Ordinance and the provisions of the Municipal Code relating to cooperation with investigations by the Inspector General; and

•	the investor will comply with all statutes, ordinances and regulations on which the EDS is based.

Each investor that submits an EDS must also supplement the EDS for any changes up to the time the City of Chicago takes action on the matter.

If the City of Chicago determines that any information provided in an EDS is false, incomplete or inaccurate, it could rescind or void our use agreement or any other arrangement that we have with the City of Chicago at that time, as well as pursue any remedies under the use agreement or such other arrangements. Furthermore, the City of Chicago could decline to allow us or any investor that submits an EDS to participate in other transactions with the City of Chicago.

Any EDS filed by an investor may become publicly available. By completing and signing an EDS, an investor will have waived and released any possible rights or claims which it may have against the City of Chicago in connection with the public release of information contained in the EDS and also will have authorized the City of Chicago to verify the accuracy of any information submitted in the EDS. The filing of an EDS will entitle the City of Chicago to investigate the creditworthiness of the investor named in the EDS. For further details on the currently required disclosures, we refer you to the current form of EDS, which can be found at the City of Chicago’s website at egov.cityofchicago.org.

Amendment of the LLC Agreement

The LLC agreement may be amended by a majority vote of the board of directors of the company, except with respect to the following provisions, which effectively require an affirmative vote of at least a majority of the outstanding LLC interests:

•	the purpose or powers of the company;

•	the authorization of additional LLC interests;

•	the right of a holder of LLC interests to enforce the LLC agreement;

•	the provisions regarding the right of an acquirer of at least 90% of the LLC interests to acquire the remaining LLC interests described above;

•	the hiring of a replacement manager following the termination of the management services agreement;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions;

•	the right of holders to vote on the dissolution of the company; and

•	the provision of the LLC agreement governing amendments thereof.

In addition, the consent of our Manager is required to amend the provisions providing for the duties of our Manager and the secondment of our officers pursuant to the management services agreement, the provision entitling our Manager to appoint the director who will serve as the chairman of the board of directors of the company for so long as the management services agreement is in effect and the provision of the LLC agreement governing amendments thereof.

Transfer Agent and Registrar

The transfer agent and registrar for the LLC interests is The Bank of New York.

Listing

The LLC interests are listed on the NYSE under the symbol “MIC.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations associated with the purchase, ownership and disposition of LLC interests by U.S. holders (as defined below) and non-U.S. holders (as defined below). Except where noted, this discussion deals only with LLC interests held as capital assets by holders who acquired LLC interests in this issuance and does not address special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding LLC interests as a part of a hedging, integrated or conversion transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons liable for alternative minimum tax.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, or the Regulations, and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those described below.

A “U.S. holder” of LLC interests means a beneficial owner of LLC interests that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “non-U.S. holder” of LLC interests means a beneficial owner of LLC interests that is an individual, a corporation, an estate or a trust that is not a U.S. holder.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds LLC interests, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding LLC interests, we urge you to consult your own tax adviser.

We cannot assure you that the Internal Revenue Service, or the IRS, or the courts will agree with the tax consequences described herein. A different treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the LLC interests. If you are considering the purchase of LLC interests, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of LLC interests, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Prior Status of the Company

Prior to the share exchange and dissolution of the trust, the company was owned by the trust, which was treated as a grantor trust for U.S. federal income tax purposes. As part of the dissolution of the trust and the share exchange, the trust was liquidated, resulting in a distribution of the LLC interests to holders of trust shares. The company, which had been treated as a partnership for U.S. federal income tax purposes, filed an election with the IRS to be treated as an association taxable as a corporation on the date of filing. The company has requested permission from the IRS to be treated as a corporation effective retroactively from January 1, 2007. Although the IRS has the authority to grant such permission, there can be no assurance that such permission will be granted. If such permission were not granted, the election would be effective as of the date of filing. Regardless of whether the IRS grants such permission, persons purchasing our LLC interests under this registration statement will be treated as holding interests in an association taxable as a corporation for U.S. federal income tax purposes.

U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our LLC interests applicable to U.S. holders, subject to the limitations described above.

Distributions

Distributions of cash or property that we pay in respect of our LLC interests will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. holder receiving the dividend satisfies the applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis in our LLC interests, and thereafter will be treated as capital gain.

Dispositions

Upon a sale, exchange or other taxable disposition of our LLC interests, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in our LLC interests. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the LLC interests for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

In general, dividends on our LLC interests, and payments of the proceeds of a sale, exchange or other taxable disposition of our LLC interests paid to a U.S. holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our LLC interests applicable to non-U.S. holders, subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our LLC interests will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate (or lower treaty rate, if applicable) on its effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.

Distributions

Distributions of cash or property that we pay in respect of our LLC interests will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our LLC interests. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our LLC interests, and thereafter will be treated as capital gain (and thus treated in the manner described in “— Dispositions” below). In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A non-U.S. holder of our LLC interests that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a non-U.S. holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Dispositions

Except as set forth below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of LLC interests unless:

•	the gain is U.S. trade or business income; or

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions.

In addition, gains, if any, attributable to a sale by a non-U.S. holder of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50%

of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. While we do not believe we currently are a U.S. real property holding corporation, there can be no assurance that we will not become a U.S. real property holding corporation. Gains will not be taxable under the USRPI provisions, however, where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company should consult its tax adviser about the potential application of the USRPI provisions.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of LLC interests generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our LLC interests to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our LLC interests to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our LLC interests to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of LLC interests).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the company.

PLAN OF DISTRIBUTION

We may sell, and our Manager may sell, LLC interests in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through brokers or dealers; (iv) directly by us or our Manager to purchasers, including through a specific bidding, auction or other process; or (v) through a combination of any of these methods of sale. The applicable prospectus supplement or term sheet will contain the terms of the transaction, name or names of any underwriters, dealers, agents and the respective amounts of LLC interests underwritten or purchased by them, the public offering price of the LLC interests, and the applicable agent’s commission, dealer’s purchase price or underwriter’s discount. Our Manager or any dealers and agents participating in the distribution of the LLC interests may be deemed to be underwriters, and compensation received by them on resale of the LLC interests may be deemed to be underwriting discounts. Additionally, because our Manager may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, our Manager may be subject to the prospectus delivery requirements of the Securities Act.

Any initial offering price, dealer purchase price, discount or commission may be changed from time to time.

The LLC interests may be distributed from time to time in one or more transactions, at negotiated prices, at a fixed price or fixed prices (that may be subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to prevailing market prices.

Offers to purchase LLC interests may be solicited directly by us or our Manager or by agents designated by us from time to time. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the LLC interests so offered and sold.

If underwriters are utilized in the sale of any LLC interests in respect of which this prospectus is being delivered, such LLC interests will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. LLC interests may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of LLC interests, unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters are subject to certain conditions precedent and the underwriters will be obligated to purchase all such LLC interests if any are purchased.

If a dealer is utilized in the sale of the LLC interests in respect of which this prospectus is delivered, we will sell, and our Manager will sell, LLC interests to the dealer, as principal. The dealer may then resell such LLC interests to the public at varying prices to be determined by such dealer at the time of resale. Transactions through brokers or dealers may include block trades in which brokers or dealers will attempt to sell LLC interests as agent but may position and resell as principal to facilitate the transaction, or in crosses in which the same broker or dealer acts as agent on both sides of the trade. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the LLC interests so offered and sold. In addition, our Manager may sell LLC interests in ordinary brokerage transactions or in transactions in which a broker solicits purchases.

Offers to purchase LLC interests may be solicited directly by us or by our Manager and the sale thereof may be made by us or our Manager directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof.

Our Manager may also resell all or a portion of its LLC interests in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the LLC interests are covered by the registration statement of which this prospectus forms a part.

If so indicated in the applicable prospectus supplement or term sheet, we may, or our Manager may, authorize agents and underwriters to solicit offers by certain institutions to purchase LLC interests from us or our Manager at the public offering price set forth in the applicable prospectus supplement or term sheet pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement.

Such delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement.

Agents, underwriters and dealers may be entitled under relevant agreements with us or our Manager to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement or term sheet. We will pay all expenses incurred with respect to the registration of the LLC interests owned by our Manager, other than underwriting fees, discounts or commissions, which will be borne by our Manager.

We may, or our Manager may, also sell LLC interests through various arrangements involving mandatorily or optionally exchangeable securities, and this prospectus may be delivered in connection with those sales.

We may, or our Manager may, enter into derivative, sale or forward sale transactions with third parties, or sell LLC interests not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement or term sheet indicates, in connection with those transactions, the third parties may sell LLC interests covered by this prospectus and the applicable prospectus supplement or term sheet, including in short sale transactions and by issuing LLC interests not covered by this prospectus but convertible into or exchangeable for or representing beneficial interests in such LLC interests, or the return of which is derived in whole or in part from the value of such LLC interests. If so, the third party may use LLC interests received under those sales, forward sale or derivative arrangements or LLC interests pledged by us or our Manager or borrowed from us, our Manager or others to settle those sales or to close out any related open borrowings of LLC interests, and may use LLC interests received from us or our Manager in settlement of those transactions to close out any related open borrowings of LLC interests. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

Additionally, our Manager may engage in hedging transactions with broker-dealers in connection with distributions of LLC interests or otherwise. In those transactions, broker-dealers may engage in short sales of LLC interests in the course of hedging the positions they assume with our Manager. Our Manager also may sell LLC interests short and redeliver LLC interests to close out such short positions. Our Manager may also enter into option or other transactions with broker-dealers which require the delivery of LLC interests to the broker-dealer. The broker-dealer may then resell or otherwise transfer such LLC interests pursuant to this prospectus. Our Manager also may loan or pledge LLC interests, and the borrower or pledgee may sell or otherwise transfer the LLC interests so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those LLC interests to investors in our LLC interests or our Manager’s securities or in connection with the offering of other securities not covered by this prospectus.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or our Manager. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of LLC interests for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving LLC interests. In effecting sales, broker-dealers engaged by us or our Manager may arrange for other broker-dealers to participate in the resales.

Agents, underwriters and dealers may engage in transactions with, or perform services for, us or our Manager and our respective subsidiaries in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying LLC interests so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the LLC interests in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the LLC interests originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the LLC interests to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. An underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The place and time of delivery for the LLC interests will be set forth in the accompanying prospectus supplement or term sheet for such LLC interests.

LEGAL MATTERS

The validity of the LLC interests offered in this prospectus is being passed upon for us and our Manager by Potter Anderson & Corroon LLP, Wilmington, Delaware. Certain legal matters in connection with the LLC interests offered hereby will be passed upon for us and our Manager by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statement and schedule of Macquarie Infrastructure Company Trust as of December 31, 2006 and 2005, and the years ended December 31, 2006 and 2005 and the period April 13, 2004 (inception) to December 31, 2004, the consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows of North America Capital Holding Company for the periods January 1, 2004 through July 29, 2004 and July 30, 2004 through December 22, 2004, and management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP dated February 28, 2007, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal controls over financial reporting as of December 31, 2006, contains an explanatory paragraph that states Macquarie Infrastructure Company Trust acquired K-1 HGC Investment, L.L.C. (subsequently renamed Macquarie HGC Investment LLC), which owns HGC Holdings LLC, or HGC, and The Gas Company, LLC, collectively referred to as TGC on June 7, 2006. Additionally, Macquarie Infrastructure Company Trust, through wholly owned subsidiaries, acquired Trajen Holdings, Inc., or Trajen, on July 11, 2006. Management excluded from its assessment of the effectiveness of Macquarie Infrastructure Company Trust’s internal control over financial reporting as of December 31, 2006, both TGC’s and Trajen’s internal control over financial reporting. The TGC assets represent 15% of the company’s total assets at December 31, 2006, and generated 17% of the company’s total revenues during the year ended December 31, 2006. The Trajen assets represent 20% of the company’s total assets at December 31, 2006, and generated 13% of the company’s total revenues during the year ended December 31, 2006. Such firm’s audit of internal control over financial reporting of Macquarie Infrastructure Company Trust also excluded an evaluation of the internal control over financial reporting of both TGC and Trajen.

The consolidated financial statements of K-1 HGC Investment, LLC and subsidiaries as of April 30, 2006 and for the period from July 1, 2005 to April 30, 2006, and as of June 30, 2005 and 2004, and for the year ended June 30, 2005 and the period from August 8, 2003 (date of inception) to June 30, 2004, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 27, 2006, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of IMTT Holdings, Inc. (previously known as Loving Enterprises, Inc.) as of December 31, 2006 and for the year then ended appearing in the amended Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 19, 2007 have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon dated May 15, 2007 included therein, and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Loving Enterprises, Inc. (currently known as IMTT Holdings, Inc.) as of December 31, 2005 and 2004 and for the two years then ended appearing in the amended Current Report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 19, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon dated April 14, 2006, except with respect to the matters discussed in the last paragraph of Note 4 and to Notes 7, 10 and 14, as to which the date is April 27, 2007, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements of Loving Enterprises, Inc. to be included in subsequently filed documents of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of SJJC Aviation Services, LLC and subsidiaries as of December 31, 2006 and for the year then ended appearing in the amended Current Report on Form 8-K/A of Macquarie Infrastructure Company LLC filed with the Securities and Exchange Commission on June 25, 2007 have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in their report thereon dated April 16, 2007 included therein, and incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

6,300,000 LLC Interests

Macquarie Infrastructure Company LLC

PROSPECTUS SUPPLEMENT

Citi
Credit Suisse
Merrill Lynch & Co.
Macquarie Securities (USA) Inc.
A.G. Edwards
Jefferies & Company
Stifel Nicolaus

June 28, 2007